NO ACT

PE
3-10-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10011728

April 15, 2010

Laurence H. Midler
Executive Vice President and General Counsel
CB Richard Ellis Group, Inc.
11150 Santa Monica Boulevard
Suite 1600
Los Angeles, CA 90025

Received SEC
APR 15 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-15-10

Re: CB Richard Ellis Group, Inc.
Incoming letter dated March 10, 2010

Dear Mr. Midler:

This is in response to your letter dated March 10, 2010 concerning the shareholder proposal submitted to CBRE by Ulf Buhlemann. We also have received a letter on the proponent's behalf dated April 1, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Dr. Kara Preedy, LL.M., Lic.dr.
Pusch Wahlig Legal
Dorotheenstraße 54
10117 Berlin, Germany

April 15, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CB Richard Ellis Group, Inc.
Incoming letter dated March 10, 2010

The proposal directs the company to initiate an external independent investigation regarding the sufficiency of the internal processes and rules of the company and its subsidiaries to ensure that the annual business plans (projections of costs and revenues) are based on realistic and reliable assumptions and to inform shareholders of the outcome of the investigation.

There appears to be some basis for your view that CBRE may exclude the proposal under rule 14a-8(i)(7), as relating to CBRE's ordinary business operations. In this regard, we note that the proposal relates to the manner in which the company develops its annual budget and operating plan. Accordingly, we will not recommend enforcement action to the Commission if CBRE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CBRE relies.

We note that CBRE did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PUSCH WAHLIG LEGAL

PUSCH WAHLIG LEGAL, Anwälte für Arbeitsrecht, Dorotheenstraße 54, 10117 Berlin

Dr. Tobias Pusch, LL.M. (Harvard)[1]
Fachanwalt für Arbeitsrecht *

Thomas Wahlig[1]
Fachanwalt für Arbeitsrecht *

Dr. Kara Preedy, LL.M., Lic.dr.[1]
Tätigkeitsschwerpunkt Arbeitsrecht **

Robert Straub[1]
Tätigkeitsschwerpunkt Arbeitsrecht **

Maximiliane Kempermann[2]
Tätigkeitsschwerpunkt Arbeitsrecht **

Dr. Anja Jeschke[2]
Tätigkeitsschwerpunkt Arbeitsrecht **

Dr. Thorsten Haupt[2]
Tätigkeitsschwerpunkt Arbeitsrecht **

Juliane Göhler[3]
Interessenschwerpunkt Arbeitsrecht ***

Cornelia Klüting[3]
Interessenschwerpunkt Arbeitsrecht ***

Dr. Feyzan Ünsal, EMLE[3]
Interessenschwerpunkt Arbeitsrecht ***

Benjamin Butz[3]
Interessenschwerpunkt Arbeitsrecht ***

Anwälte für Arbeitsrecht
Labour Law Attorneys

Dorotheenstraße 54
10117 Berlin

Tel +49 (0)30 20 62 95 3-0
Fax +49 (0)30 20 62 95 3-99

Email info@pwlegal.net
Website www.pwlegal.net

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA MAIL & E-MAIL

Berlin, April 1, 2010

Re: Proponent Response to No Action Request On Shareholder Proposal to CB Richard Ellis Group, Inc. submitted by Ulf Buhlemann

Dear Sir/Madam:

We are acting for and on behalf of Ulf Buhlemann; please find enclosed a relevant power-of-attorney. Mr. Buhlemann (the "Proponent") submitted a shareholder proposal (the "Proposal") to CB Richard Ellis Group, Inc. (the "Company"). We have been asked by the Proponent to respond to the Company's no action request letter dated March 10, 2010 (the "Letter"). In the Letter, the Company contends that the Proposal may be excluded from its 2010 proxy statement by virtue of rule 14a-8 (e)(2), 14a-8 (i)(4) and 14a-8 (i)(7).

We have reviewed the Proposal as well as the no action request of the Company and it is our opinion that the Proposal is not excludable by virtue of rule 14a-8.

I. The Proposal was made in timely fashion

The Company purports that the Proposal was made in an untimely fashion. It holds that the Proposal had to have been submitted latest on December 24, 2009 under rule 14a-8(e)(2).

Rule 14a-8(e)(2) calculates such deadline on the basis of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting.

While we agree that the deadline calculated in such manner was not met by the Proponent, we believe that the Company cannot rely on the lapse of the deadline as its own by-laws and the previous year's proxy statement set forth a different deadline which the Proponent duly observed. In detail:

1. Background

Regarding the deadline for proposals, the proxy statement which the Proponent received from the Company on April 23, 2009 (attached in abstracts as Exhibit A) (the "Proxy Statement") states the following:

"SUBMISSION OF STOCKHOLDER PROPOSALS AND BOARD NOMINEES

If you would like to recommend a candidate for possible inclusion in our 2010 proxy statement or bring business before our annual meeting of stockholders in 2010 other than through a stockholder proposal pursuant to SEC rules, you must send the proposal to Laurence H. Midler (...) and provide the information required by the provision of our By-laws dealing with stockholder proposals. Our By-laws are posted on the Corporate Governance section of the Investor Relations page on our website (...)

Stockholder recommendations for director nominees or proposals to bring any matter before our annual meeting of stockholders in 2010 must be delivered to or mailed and received at our principal executive office no later than March 4, 2010 and no earlier than February 2, 2010 (...). The requirements for such notice are set forth in our By-laws (...)."

Similarly, Art. I. Section 11 of the Company's by-laws (attached in abstracts as Exhibit B) (the "By-laws") states the following:

"Section 11. Notice and Information Requirements. (A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Corporation (...) and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation's notice of meeting (or any supplement thereof), (b) by or at the direction of the Chairman of the Board of Directors or the Board of Directors or (c) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in paragraphs (A)(2) and (A)(3) of this Article I, section 11 and who was a stockholder at the time such notice is delivered to the Secretary of the Corporation.

(2) For nominations of directors or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Article 1, Section 11, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation (...). To be timely, a stockholder's notice shall be delivered not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual meeting (...). Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in

solicitations of proxies for election of directors in an election contest, or is otherwise required, in each pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (...); (b) as to any other business that a stockholder proposes to bring before a meeting, a brief description of the business (...)

(C) General. (1) Unless otherwise provided by the terms of any series of Preferred Stock, the Securityholders' Agreement dated as of July 20, 2001,(...) or any other agreement approved by the Corporation's Board of Directors, only persons who are nominated in accordance with the procedure set forth in this Article I, Section 11 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Article I, Section 11. (...)

(4) Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law; provided, however, that any references in these By-Laws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this By-Law (...) and compliance with paragraphs (A)(1)(c) and (B) shall be the exclusive means for a stockholder to make nominations or submit other business. (...)"

We understand the above provisions as follows:

(a) The By-Laws

(1) With respect to the submitting of shareholder proposals, Article I, Section 11, (C)(4) of the By-Laws explicitly states that "*compliance with paragraphs (A)(1)(c) and (B) [of the By-Laws] shall be the <u>exclusive means</u> for a stockholder to make nominations or <u>submit other business</u>* (...)".

This provision with the words "*exclusive means*" suggests that a stockholder who wishes to submit business – in any way whatever – to the annual meeting of stockholders has no other means than to comply with the requirements set forth in the By-Laws. With respect to such requirements, Article I, Section 11, (C)(4) of the By-Laws refers to (A)(1)(c), which fixes the deadline which must be observed for any such submission as "*not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual meeting*".

(2) The By-Laws set forth such deadlines with respect to any business to be submitted, i.e., any business which a stockholder wishes to bring before the annual meeting. At no point do the By-Laws differentiate between (i) business to be brought before the annual stockholder's meeting in accordance with the By-Laws and (ii) business to be brought before the annual stockholder's meeting in accordance with the Security Exchange of 1934 (the "Exchange Act"). Instead, the By-Laws refer only generally to "*nominations and other business to be properly brought before an annual meeting by a stockholders*" (Article I, Section 11, (A)(2)). No other kind of business is mentioned.

Proposals pursuant to rule 14a-8 are aimed at being brought before an annual meeting. They are, however, more specific as such proposals further require that the proposals are placed in the company's proxy statement. However, the essential definition of "*business to be properly brought before an annual meeting by a stockholder*" holds true also for such proposals. Accordingly, the By-Laws' clear wording applies also to such proposals.

(3) The By-Laws set forth a uniform deadline for all proposals of not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual meeting. There is no reference in the By-Laws to any other deadline, in particular, the deadline set forth in rules 14a-8 is not referred to as an exception to such deadline.

Moreover, Article I, Section 11, (C)(4) of the By-Laws requests that the stockholders also comply with the Exchange Act, "*provided, however, that any references in these By-Laws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this By-Law*".

The deadline for shareholder proposals under the Exchange Act is "*not less than 120 calendar days before the release date of the previous year's annual meeting*". It is therefore impossible to comply with both the deadline provided for in the Exchange Act and the deadline given in the By-Laws.

For such a case, Article I, Section 11, (C)(4) of the By-Laws specifically rules that the Exchange Act rules do not apply. The Company has therefore in effect substituted the deadline provided in the Exchange Act with its own deadline.

(b) The Company's Proxy Statement

Similar to the clear wording of the By-Laws, the Proxy Statement contains a section headed "*Submission of Stockholder Proposals and Board Nominees*". The heading does not refer to any restriction regarding the kind of stockholder proposals which could be submitted hereunder.

However, para. 1, first sentence of such section seems to suggest that there are two ways to bring shareholder proposals before the annual meeting. This sentence refers to "*business (...) other than through a stockholder proposal pursuant to SEC rules* (...)". This seems to imply that the requirements set forth in such sentence apply only to proposals which are not brought forward pursuant to the SEC rules. However, this paragraph refers only to the sending of the proposal and the required information to be contained in such proposal. We note also that the SEC rules mentioned in this sentence are in no way explained further in the Proxy Statement nor is there a clear reference to the relevant SEC rules to be found in the Proxy Statement.

In contrast, the following paragraph of the Proxy Statement, which sets forth the deadline of March 4, 2010 and no earlier than February 2, 2010 generally refers to "*<u>any</u> business before the annual meeting*" and does not differentiate between (i) business to be brought before the annual meeting in accordance with the Proxy Statement and (ii) business to be brought before the annual meeting pursuant to the SEC rules. Furthermore, this paragraph states that the requirements for such notice are set forth in the By-Laws. As shown above, the By-Laws do not differentiate between the manners in which business could be brought before the annual meeting.

It would seem therefore that with regard to the deadline, the specific deadline given in the Proxy Statement applies to any business to be brought before the annual meeting, including business proposed pursuant to the SEC rules.

This understanding is supported by the SEC regulations themselves: Pursuant to B. No. 3 of the Staff Legal Bulletin No. 14 of the Division of Corporation Finance (the "Staff Legal Bulletin") "*the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified*" in the previous year's proxy statement. As set forth above, the Proxy Statement provides only one deadline. This does in fact not correspond with the deadline to be calculated under rule 14a-8. However, in accordance with the provisions of the By-Laws as set forth above, the Company substituted or appeared to have substituted the SEC deadline with its own.

(c) The Proponent's Understanding

The Proposal was made by the Proponent within the time frame set forth in the Proxy Statement and the By-Laws. He relied entirely and without any doubt upon the validity of the deadline provided by the Company as the applicable deadline. He therefore only reviewed the requirements for shareholder proposals when he was within the applicable deadline which was clearly and unambiguously set forth in the Proxy Statement.

(2) Legal considerations

We believe that the Company cannot refer to the untimely filing of the Proposal since the Proposal was made in the timeframe specifically set forth in its Proxy Statement and its By-Laws.

(a) As set forth above in detail, the wording in the By-Laws as well as the Proxy Statement suggests that the deadline set forth in rule 14a-8 was in effect substituted by the deadline set forth in such documents. Therefore, the deadline in rule 14a-8 cannot apply to any of the Company stockholder's proposals – regardless of whether the proposal was put forward with an aim to having it included in the proxy statement under rule 14a-8 or not.

(b) In any case, the wording was misleading, whether deliberately or not. Neither the By-Laws nor the Proxy Statement in any way refer to the deadline of rule 14a-8 (e)(2). The documents do not in any way make it clear that the given deadline should only refer to shareholder proposals that do not fall within rule 14a-8. On the contrary, both documents are written in such a way as to suggest that <u>any</u> shareholder proposal must observe the deadline of no later than March 4, 2010 and no earlier than February 2, 2010 and that the observation of this deadline is the "***exclusive means***" to bring a proposal before an annual meeting. The only reference to shareholder proposals pursuant to the SEC rules (para.1, sentence 1 of the section on Submission of Stockholders Proposals in the Proxy

Statement) is unclear and not capable of being understood by an average stockholder. We believe that it must be possible for an average shareholder to understand the provisions on shareholder submissions in order to ensure a fair and equal access to such shareholder's rights and obligations. We also believe that the above-mentioned Section in the Proxy Statement does not ensure this access.

Any doubts which arise as a result of an unclear wording must go to the benefit of the shareholder: The Company had the possibility to ensure that its documents were clearly drafted and understandable and not misleading. We believe that the Company did not make use of such possibility and therefore cannot now rely on the non-observance of the rule 14a-8 deadline, shifting the burden onto the stockholder.

(c) It is our understanding that under the principle of "*venire contra factum proprium*" the Company cannot inform its shareholders of a deadline to submit shareholder proposals and claim that the observation of such deadline leads to the Company's right to exclude such proposals on the basis that they were not submitted in a timely fashion.

We therefore believe that the Proposal was made in a timely fashion.

II. Waiver of the 80-day requirement

The Company has no good cause for the delayed submission of the request to exclude a proposal from its proxy statement. As set forth above in detail, the Proxy Statement and the By-Laws result in the valid understanding that <u>any</u> shareholder proposal for the annual meeting 2010 must observe the deadline of no later than March 4, 2010 and no earlier than February 2, 2010. As a result of these deadlines, the Company itself sets the reason for its own subsequent non-compliance with the 80-day requirement. In accordance with the above reasoning, the same arguments apply to the Company's own non-observance of the 80 days deadline.

III. The proposal does not relate to the redress of a personal claim or grievance against the Company

Rule 14a-8 (i)(4) permits the exclusion of shareholder proposals that are designed to further the personal interest of a proponent where such interest is not shared with other shareholders at large.

A shareholder proposal can therefore not be seen as furthering the personal interest of a proponent where such interest is in fact shared with other shareholders. The shareholders' interest must be seen where the value of his/her shares risk to be negatively affected through a malfunctioning corporate governance system or other factors which may have a negative impact upon the value of the shares.

The Proposal requests that an external independent investigation be instituted in order to evaluate whether as of 1 January 2010 the internal processes and rules of the Company and its subsidiaries are sufficient to ensure that the annual business plans (projections of costs and revenues) of the Company and its subsidiaries (Business Plan) are based on realistic and reliable assumptions. This is important as such annual business plans have an immense direct effect upon:

(i) projected debt-covering ability based on EBITDA-projections which are frequently communicated as forward-looking statements (see below under IV.)

(ii) risk taking of shareholders

(iii) as well as important compliance issues of the Company.

We believe that the interest in the Company having a well-functioning corporate governance system is and must be shared by all shareholders since it is crucial for the protection of their interests as shareholders: The financial crisis has shown that such governance systems can be elementary in safeguarding the shareholders' as well as all other stakeholders' interests. Doubts as to the Company's effective governance system exist due to the substantial inflation of revenue projections in the Business Plan 2009 for the German Subsidiary. Therefore, there is cause to believe that an independent investigation is necessary to ensure that the shareholders' interests are being protected.

The pending court case between the Company and the Proponent regarding the invalidity of the termination of the Proponent's managing director's service agreement is a completely separate issue.[1] The proposal does not in any way relate to the termination. Furthermore, the outcome of such an investigation and therefore the Proposal has no impact whatsoever on the pending court proceeding. It is not the case that any benefit from the proposal would run personally to the Proponent. With the Proposal the Proponent does not try to settle the pending court proceeding on more favourable terms. The Proponent requests the continuation of employment as Head of Valuation.

1 For formality's sake, the Proponent would like to clarify the following: It is correct as the Company states that there is a pending court case regarding the validity of the termination of the Proponent's managing director's service agreement. However, contrary to the Company's statement no decision of a German court exists that has ruled that the termination was valid. In the proceeding before the District Court of Berlin, the Proponent sought an injunction regarding continued employment as Head of Valuation until the expiry of the notice period. The district court Berlin rejected the application since the Company's subsidiary had released the Proponent on the basis of a valid contractual release clause. The Proponent's interest of continued employment was held not to prevail over the subsidiary's interests to release the Proponent. Furthermore, the court was of the opinion that the termination was not evidently invalid. However, this decision is not a precedent for the pending proceeding before an arbitral tribunal. The criteria for the examination are very much different. In particular, in the injunction proceedings, the termination was only examined under the aspect of an obvious invalidity and under the time constraints inherent in any preliminary proceedings. Furthermore, the court did not rule that the difference between the Proponent's and his manager's view of approximately € 2 million was immaterial in the context of the Company's greater than $ 4 billion revenue forecast.

In addition, the Proponent refutes the allegation that the Proposal was submitted in collaboration with other German shareholder, e.g. Hartlaub Immobilienstiftung und Mr. Burchard. The Proponent knows neither Hartlaub Immobilienstiftung nor Mr. Burchard. Furthermore we cannot see the relevance of this allegation for the Company's argument.

IV. The Proposal does not relate to the ordinary business operations of the Company

The Company asserts that the Proposal is excludable because its subject matter relates to the Company's ordinary business operations. The Company's ordinary business is the real estate service and investment. To this business the Proposal does not relate at all. However, since the Proposal relates to general substantial economic issues of the Company, the Proposal transcends excludable ordinary business under Rule 14a-8 (i)(7). Furthermore, the Company has not met its burden to demonstrate that it is entitled to exclude the Proposal, rule 14a-8 (g). In detail:

A proposal cannot be excluded under Rule 14a-8 (i)(7) if it focuses on significant policy issues. The SEC has held that "*where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them*" (*Amalgamated Clothing and Textile Workers v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y 1993*). A proposal may therefore not be excluded if it has "*significant policy, economic or other implication*" (Roosevelt v. E.I. DuPont de Nemours & Co., 958 F. 2d 416 (DC Cir. 1992). Furthermore the SEC has held in its Staff Legal Bulletin No. 14E that "*the adequacy of risk management and oversight can have major consequences for a company and its shareholders.*"

The Proposal focuses on general business matters which have a significant economic implication and cannot in any way be considered "*mundane*". As the Proponent already mentioned, the Proposal is significantly related to the Company's external debt servicing, financial management and communication to the Securities Exchange Commission and shareholders as management discussions related to EBITDA expectations are only based on the result of the internal business planning process.

Furthermore, even in its SEC reports, the Company heavily relies upon its the annual business plans (projections of costs and revenues). Again, this makes it clear that such business plans are not mundane matters but of significant economic relevance. The Company files regular quarterly reports (form 10-Q) with the SEC. These Q1-reports make reference to expected debt-covering abilities, e.g. with respect to the compliance with minimum coverage ratio, which is directly based on EBITDA-projections which are directly based on internal business planning results.

We believe that as the Company refers to its annual business plans as the basis for important business decisions, the governance structure which allows the Company to reach such business plans cannot be regarded as day-to-day business. If there is no valid process in place which ensures that the projections of the Company as well as the Company's subsidiaries are based on realistic and reliable assumptions, there is a significant risk that such projections as well as the Company's SEC reports will be incorrect. Therefore, we believe that the Proposal has a significant economic implication to all shareholders. As the Company is a global acting company with numerous subsidiaries and as the Proponent has evidence that at least one time the internal revenue projection was substantially inflated by the management of the German subsidiary we believe that it is in the interest of all shareholders to avoid for the future that similar financial mismanagement happens in other subsidiaries of the Company.

We respectfully request that the Company's no action request be rejected. We have enclosed six copies of this letter. Furthermore, we send a copy of this letter to the Company.

p.a.

Dr. Kara Freedy, LL.M., Lic.dr.
Attorney-at-law

Attorney Authorization

Mr. Ulf Buhlemann, born on *** FISMA & OMB Memorandum M-07-16 *** having his private residence in *** FISMA & OMB Memorandum M-07-16 ***

hereby authorizes the attorneys of

the Partnership
Pusch Wahlig Legal – Labour Law Attorneys,
Dorotheenstraße 54, 10117 Berlin, Germany

in the matter of

Proponent Response to the No Action Request On Shareholder Proposal to CB Richard Ellis Group, Inc. submitted by Ulf Buhlemann

to perform all actions necessary or advisable for the above matter, especially with respect to

- the representation and litigation in all instances, including collateral and ancillary proceedings;
- the filing of applications in administrative and other proceedings, including the authority to put forward or to withdraw counterclaims and/or similar actions;
- the performance and acceptance of services necessary or advisable for the above matter;
- the termination of a litigation by settlement agreement, waiver or acknowledgement;
- negotiations of all kinds, especially for the avoidance of a litigation;
- the putting forward and withdrawal of remedies and appeals and the waiver of such remedies and appeals;
- the issuance of a unilateral declaration of intention;
- the receipt of money, valuables and documents, especially regarding the subject matter of the action and of amounts reimbursable to the opponent, to the court cashier or to other offices;
- the inspection of files.

The authorized attorney(s) are entitled to act alone or collectively, to totally or partially confer the authority and to delegate his/her/their authority to another person.

Berlin, this 31 of March 2010

Ulf Buhlemann

CB RICHARD ELLIS
11150 Santa Monica Blvd., Suite 1600
Los Angeles, California 90025
(310) 405-8900

April 23, 2009

Dear Fellow Stockholder:

On behalf of the Board of Directors and management of CB Richard Ellis Group, Inc., I cordially invite you to attend our 2009 Annual Meeting of Stockholders to be held at 8:00 a.m. (PDT), on Tuesday, June 2, 2009, at 11150 Santa Monica Blvd., Room 120, Los Angeles, California.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the 2009 Annual Meeting of Stockholders. Once the business of the 2009 Annual Meeting of Stockholders has been concluded, stockholders will be given the opportunity to ask questions.

We sincerely hope you will be able to attend our 2009 Annual Meeting of Stockholders. However, whether or not you are personally present, it is important that your shares be represented.

We are pleased to offer multiple options for voting your shares. As detailed in the section of the Proxy Statement called "Questions and Answers About the Annual Meeting—How Do I Vote?," you may vote your shares by telephone, via the Internet, by mail or in person by written ballot at the 2009 Annual Meeting of Stockholders.

Thank you for your continued support of CB Richard Ellis Group, Inc.

Sincerely yours,

Brett White
President and Chief Executive Officer

CB Richard Ellis Group, Inc.
11150 Santa Monica Blvd., Suite 1600
Los Angeles, California 90025
(310) 405-8900

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

Please join us for the 2009 Annual Meeting of Stockholders of CB Richard Ellis Group, Inc. The meeting will be held at 8:00 a.m. (PDT), on Tuesday, June 2, 2009, at 11150 Santa Monica Blvd., Room 120, Los Angeles, California.

The purposes of the 2009 Annual Meeting of Stockholders are:

(1) To elect the 10 directors named in the attached Proxy Statement;

(2) To ratify the appointment of KPMG LLP as our independent registered public accounting firm;

(3) To approve a one-time stock option exchange program;

(4) To approve an amendment to our Restated Certificate of Incorporation to increase the total number of shares of common stock that we are authorized to issue from 325,000,000 shares to 525,000,000 shares; and

(5) To transact any other business properly introduced at the Annual Meeting.

You must own shares of CB Richard Ellis Group, Inc. common stock at the close of business on April 9, 2009, the record date for the 2009 Annual Meeting of Stockholders, to attend and vote at the Annual Meeting and at any adjournments or postponements of the meeting. **If you plan to attend, please bring a picture I.D., and if your shares are held in "street name" (*i.e.*, through a broker, bank or other nominee), a copy of a brokerage statement reflecting your stock ownership as of April 9, 2009.** Regardless of whether you will attend, please vote electronically through the internet or by telephone or by completing and mailing your proxy card if you receive paper copies of the proxy materials, so that your shares can be voted at the annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on either the notice of internet availability of proxy materials you received or the proxy card if you received paper copies of the proxy materials. Voting in any of these ways will not prevent you from voting in person at the 2009 Annual Meeting of Stockholders.

We are pleased to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. As a result, we are mailing to many of our stockholders a notice instead of a paper copy of this Proxy Statement and our 2008 Annual Report. The notice contains instructions on how to access those documents over the Internet. The notice also contains instructions on how each of those stockholders can receive a paper copy of our proxy materials, including this Proxy Statement, our 2008 Annual Report and a form of proxy card or voting instruction card. We believe these rules allow us to provide you with the information you need while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting.

By Order of the Board of Directors

L. H. Midler

Laurence H. Midler
Executive Vice President, General Counsel and Secretary

Los Angeles, California
April 23, 2009

This Proxy Statement and accompanying proxy card are available beginning April 23, 2009 in connection with the solicitation of proxies by the Board of Directors of CB Richard Ellis Group, Inc., a Delaware corporation, for use at the 2009 Annual Meeting of Stockholders, which we may refer to alternatively as the "Annual Meeting." We may refer to ourselves in this Proxy Statement alternatively as "CBRE," the "Company," "we," "us" or "our" and we may refer to our Board of Directors as the "Board." A copy of our Annual Report to Stockholders for the 2008 fiscal year, including financial statements, is being sent simultaneously with this Proxy Statement to each stockholder who requested paper copies of these materials and will also be available at www.cbre.com/AnnualMeeting.

BOARD ATTENDANCE AT ANNUAL MEETING OF STOCKHOLDERS

While the Board understands that there may be situations that prevent a director from attending an annual meeting of stockholders, the Board strongly encourages all directors to make attendance at all annual meetings of stockholders a priority. At the 2008 Annual Meeting on June 2, 2008, ten of our directors attended in person. One director, who did not attend in person, participated by telephone.

SUBMISSION OF STOCKHOLDER PROPOSALS AND BOARD NOMINEES

If you would like to recommend a candidate for possible inclusion in our 2010 proxy statement or bring business before our annual meeting of stockholders in 2010 other than through a stockholder proposal pursuant to SEC rules, you must send the proposal to Laurence H. Midler, Secretary, CB Richard Ellis Group, Inc., 11150 Santa Monica Blvd., Suite 1600, Los Angeles, California 90025, by registered, certified, or express mail and provide the information required by the provision of our By-laws dealing with stockholder proposals. Our By-laws are posted on the Corporate Governance section of the Investor Relations page on our web site at *www.cbre.com.*

Stockholder recommendations for director nominees or proposals to bring any matter before our annual meeting of stockholders in 2010 must be delivered to or mailed and received at our principal executive office no later than March 4, 2010 and no earlier than February 2, 2010, unless our 2010 annual meeting of stockholders is to be held more than 30 days before or more than 70 days after June 2, 2010, in which case the stockholder's notice must be delivered not earlier than the close of business on the 120th day prior to the 2010 annual meeting and not later than the close of business on the later of the 90th day prior to the 2010 annual meeting or the 10th day after the notice or public disclosure of the date of the 2010 annual meeting is first made or given. The requirements for such notice are set forth in our By-laws, which are posted on the Corporate Governance section of the Investor Relations page on our web site at *www.cbre.com.* The recommendation must include the following information:

- The candidate's name and business address;
- A resume or curriculum vitae describing the candidate's qualifications (including prior business experience for at least the past five years), and which clearly indicates that he or she has the experiences, skills, and qualifications that the Governance Committee looks for in a director as indicated above and in the Governance Committee's Charter;
- A statement as to whether or not, during the past 10 years, the candidate has been convicted in a criminal proceeding (excluding traffic violations) and, if so, the dates, the nature of the conviction, the name or other disposition of the case, and whether the individual has been involved in any other legal proceeding during the past five years;
- A statement signed by the candidate stating that he or she consents to serve on the Board if elected;
- A statement from the person submitting the candidate that he or she is the registered holder of common shares, or if the stockholder is not the registered holder, a written statement from the "record holder" of the common shares (usually a broker or bank) verifying that at the time the stockholder submitted the candidate that he or she was a beneficial owner of common shares;
- A description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares between the stockholder giving notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/ or any others; and

- A description of any agreement, arrangement or understanding the intent or effect of which is to transfer to or from the stockholder giving notice or the "record holder", the economic consequences of ownership of the shares of the Company or to increase or decrease the voting power of such holder or to provide any such holder, directly or indirectly, with the opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of the Company.

All candidates nominated by a stockholder pursuant to the requirements above will be submitted to the Governance Committee for its review, which may include an analysis of the candidate from our management. Any stockholder making a nomination in accordance with this process will be notified of the Governance Committee's decision.

AMENDED AND RESTATED

BY-LAWS

OF

CB RICHARD ELLIS GROUP, INC.

(the "Corporation")

dated December 3, 2008

ARTICLE I.

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date, and at such time and place within or without the State of Delaware as may be designated from time to time by the Board of Directors.

Section 2. Special Meeting. Special meetings of the stockholders shall be called at any time by the Secretary or any other officer, whenever directed by the Chairman of the Board, the Board of Directors pursuant to a resolution approved by the Board of Directors, the Chief Executive Officer or the holders of at least a majority in voting power of all shares of the Corporation entitled to vote at such meeting. The purpose or purposes of the proposed meeting shall be included in the notice setting forth such call.

Section 3. Notice. Except as otherwise provided by law, notice of the time, place and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be delivered personally or mailed not earlier than sixty, nor less than ten, days previous thereto, to each stockholder of record entitled to vote at the meeting at such address as appears on the records of the Corporation.

Section 4. Quorum. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Corporation's Restated Certificate of Incorporation as may be amended from time to time (the "**Certificate of Incorporation**"); but if at any regularly called meeting of stockholders there shall be less than a quorum present, the stockholders present may adjourn the meeting from time to time without further notice other than announcement at the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. Conduct of Meetings. The Chairman of the Board, or in the Chairman's absence or at the Chairman's direction, the Chief Executive Officer, or in the Chief Executive Officer's absence or at the Chief Executive Officer's direction, any officer of the Corporation shall call all meetings of the stockholders to order and shall act as Chairman of such meeting. The Secretary of the Corporation or, in such officer's absence, an Assistant Secretary shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting. Unless otherwise determined by the Board of Directors prior to the meeting, the Chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, by imposing restrictions on the persons (other than stockholders of the Corporation or their duly appointed proxies) who may attend any such meeting, whether any stockholder or stockholders' proxy may be excluded from any meeting of stockholders based upon any determination by the Chairman, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and the circumstances in which any person may make a statement or ask questions at any meeting of stockholders.

Section 6. Proxies. At all meetings of stockholders, any stockholder entitled to vote at such meeting shall be entitled to vote in person or by proxy, but no proxy shall be voted after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the General Corporation Law of the State of Delaware, the following shall constitute a valid means by which a stockholder may grant such authority: (a) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (b) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the judge or judges of stockholder votes or, if there are no such judges, such other persons making that determination shall specify the information upon which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding paragraph of this Section 6 may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, *provided* that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Proxies shall be filed with the Secretary of the meeting prior to or at the commencement of the meeting to which they relate.

Section 7. Voting. When a quorum is present at any meeting, the vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation or these By-Laws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. Record Dates. In order that the Corporation may determine the stockholders (a) entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or (b) entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date (i) in the case of clause (a) above, shall not be more than sixty nor less than ten days before the date of such meeting and (ii) in the case of clause (b) above, shall not be more than sixty days prior to such action. If for any reason the Board of Directors shall not have fixed a record date for any such purpose, the record date for such purpose shall be determined as provided by law. Only those stockholders of record on the date so fixed or determined shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the Corporation after any such record date so fixed or determined.

Section 9. Inspection of Stockholders List. The officer who has charge of the stock ledger of the Corporation shall prepare and make at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced at the time and kept at the place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 10. Judges of Stockholder Votes. The Board of Directors, in advance of all meetings of the stockholders, shall appoint one or more judges of stockholder votes, who may be stockholders or their proxies, but not directors of the Corporation or candidates for office. In the event that the Board of Directors fails to so appoint judges of stockholder votes or, in the event that one or more judges of stockholder votes previously designated by the Board of Directors fails to appear or act at the meeting of stockholders, the Chairman of the meeting may appoint one or more judges of stockholder votes to fill such vacancy or vacancies. Judges of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall be sworn faithfully to execute the duties of judge of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. Judges of stockholder votes shall, subject to the power of the Chairman of the meeting to open and close the polls, take charge of the polls, and, after the voting, shall make a certificate of the result of the vote taken.

Section 11. Notice and Information Requirements. (A) *Annual Meetings of Stockholders.* (1) Nominations of persons for election to the Board of Directors of the Corporation (other than directors to be nominated by any series of Preferred Stock, voting separately as a class, or pursuant to the Securityholders' Agreement (as defined below)) and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation's notice of meeting (or any supplement thereto), (b) by or at the direction of the Chairman of the Board of Directors or the Board of Directors or (c) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in paragraphs (A)(2) and (A)(3) of this Article I, Section 11 and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Article I, Section 11, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and any such proposed business other than nominations of persons for election to the Board of Directors must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is more than 30 days before, or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any

resolutions proposed for consideration and in the event that such business includes a proposal to amend the By-Laws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books and records, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such proposal or nomination; (d) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, "proponent persons"); and (e) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation. A stockholder providing notice of a proposed nomination for election to the Board of Directors or other business proposed to be brought before a meeting (whether given pursuant to this paragraph (A)(2) or paragraph (B) of this By-Law) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than 5 days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Article I, Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased, and there is no public

announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Article I, Section 11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(B) *Special Meetings of Stockholders.* Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting (1) in the case of a meeting called by the Chairman of the Board of Directors of the Corporation, the Board of Directors pursuant to a resolution approved by the Board of Directors or the Chief Executive Officer, pursuant to the Corporation's notice of meeting pursuant to Article I, Section 3 of these By-Laws or (2) in the case of a meeting called upon a request of at least at least a majority in voting power of all shares of the Corporation entitled to vote at such meeting, as shall have been proposed by such holder(s) of at least at least a majority in voting power of all shares, pursuant to a notice setting forth the information required pursuant to paragraph (A)(2) of this By-Law, and such other purposes as shall be directed by the Board of Directors, in each case as set forth in the Corporation's notice of meeting pursuant to this Article I, Section 3 of these By-Laws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors (or stockholder(s) pursuant to Article Eighth of the Certificate of Incorporation) or (ii) provided that the Board of Directors (or stockholder(s) pursuant to Article Eighth of the Certificate of Incorporation) has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Article I, Section 11 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice as required by paragraph (A)(2) of this Article I, Section 11 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(C) *General.* (1) Unless otherwise provided by the terms of any series of Preferred Stock, the Securityholders' Agreement dated as of July 20, 2001, as amended from time to time (the "**Securityholders' Agreement**"), among the Corporation, CB Richard Ellis Services, Inc. and the Corporation's stockholders from time to time party thereto or any other agreement approved by the Corporation's Board of Directors, only persons who are nominated in accordance with the procedures set forth in this Article I, Section 11 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Article I, Section 11. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Article I, Section 11 and, if any proposed nomination or business is not in compliance with this Article I, Section 11, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Article I, Section 11, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) For purposes of this By-Law, no adjournment or postponement nor notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 11, and in order for any notification required to be delivered by a stockholder pursuant to this Section 11 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(4) Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law; provided however, that any references in these By-Laws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this By-Law (including paragraphs (A)(1)(c) and (B) hereof), and compliance with paragraphs (A)(1)(c) and (B) of this By-Law shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in this By-Law shall be deemed to affect any rights of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock).

ARTICLE II.

BOARD OF DIRECTORS

Section 1. Number, Election, Quorum. The Board of Directors of the Corporation shall consist of such number of directors, not less than three, as shall from time to

CBRE
CB RICHARD ELLIS

Laurence H. Midler
Executive Vice President
General Counsel

CB Richard Ellis, Inc.

11150 Santa Monica Boulevard
Suite 1600
Los Angeles, CA 90025

310 405 8910 Tel
310 405 8925 Fax

larry.midler@cbre.com
www.cbre.com

March 10, 2010

VIA OVERNIGHT MAIL & E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **CB Richard Ellis Group 2010 Annual Meeting: Omission of Shareholder Proposal by Mr. Ulf Buhlemann Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

Ladies and Gentlemen:

I am writing on behalf of CB Richard Ellis Group, Inc., a Delaware corporation ("CBRE" or the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of CBRE's intention to exclude a shareholder proposal and supporting statement from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Mr. Ulf Buhlemann (the "Proponent"), a former employee of the Company's German subsidiary, submitted the proposal and its supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j), I have enclosed six copies of (a) this letter, (b) a copy of the Proponent's faxed letter submitting the Proposal (attached as Exhibit A), (c) copies of correspondence between CBRE and the Proponent in chronological order (attached as Exhibit B), and (d) a copy of the German court ruling and translation referenced in footnote 1 on page 3 (attached as Exhibit C). By a copy of this submission, I notify the Proponent on behalf of CBRE of CBRE's intention to omit the Proposal from its 2010 Proxy Materials, and respectfully request that the Staff concur in our view that the Proposal is excludable pursuant to Rule 14a-8(e)(2), because the Proponent failed to submit the Proposal to CBRE's principal executive offices in a timely fashion. In addition, CBRE requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

On behalf of CBRE, I hereby agree to promptly forward to the Proponent (by fax: at ***FISMA & OMB Memorandum M-07-16*** any Staff response to this no-action request that the Staff transmits by facsimile to CBRE only.

ANALYSIS

The Proposal May be Excluded Pursuant to Rule 14a-8(e)(2) Because the Proponent Failed to Submit the Proposal to CBRE's Principal Executive Offices in a Timely Fashion.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Accordingly, to be considered for inclusion in CBRE's proxy statement for its 2010 Annual Meeting, any shareholder proposals submitted pursuant to Rule 14a-8 had to be received at CBRE's principal executive offices no later than close of business on December 24, 2009.

The Proposal is dated February 26, 2010 and was received by CBRE on that same date, more than two months after the December 24, 2009 deadline. Rule 14a-8(e)(2) indicates that the deadline for Rule 14a-8 shareholder proposals is no less than 120 days before the release date of last year's proxy statement, unless the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. CBRE's 2009 Annual Meeting of Shareholders was held on June 2, 2009. CBRE's 2010 annual meeting is scheduled to be held on the same day, June 2, in 2010. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for shareholder proposals is 120 days before the release date of last year's proxy statement. The Staff has concurred with the exclusion of numerous proposals pursuant to Rule 14a-8(e)(2) on the basis that they were submitted to companies on an untimely basis. *See, e.g., General Electric Company* (avail. Feb. 10, 2005); *Crane Co.* (avail. Dec. 27, 2004); *Verizon Communications Inc.* (avail. Jan. 19, 2004); *Bank of America Corp.* (avail. Feb. 27, 2001); *CNS, Inc.* (March 9, 2000). Because the Proposal was not submitted in a timely fashion, CBRE believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(e)(2).

Waiver of the 80-Day Requirement in Rule 14a-8(j)(1) is Appropriate.

CBRE intends to file its definitive 2010 Proxy Materials on or after April 19, 2010. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, consistent with Staff precedent, we believe that CBRE has good cause for the delayed submission of this request. Accordingly, we respectfully request that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) so as to permit CBRE to file and mail definitive copies of the Proxy Materials as scheduled.

The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the procedural fault lies with the stockholder submitting the proposal. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."); *General Electric Company* (avail. Feb. 10, 2005) (proposal received by company nearly two months after submission deadline); *Crane Co.* (avail. Dec. 27, 2004) (proposal received by company four weeks after submission deadline); *International Business Machines Corporation* (avail. March 6, 2003). The Proposal was submitted to CBRE after the 80-day point (January 29, 2010) had passed. Accordingly, we believe that CBRE has "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent we respectfully request that the Staff waive the 80-day requirement as regards this letter.

Even if Timely Submitted, the Proposal Would be Excludable (1) Pursuant to Rule 14a-8(i)(4) Because it Relates to the Redress of a Personal Claim or Grievance Against the Company, and (2) Pursuant to Rule 14a-8(i)(7) Because it Relates to the Ordinary Business Operations of the Company

In addition, although CBRE seeks to exclude the Proposal based upon the fact that it was not timely submitted in accordance with Rule 14a-8(e)(2), we note that, even if the Proposal had been timely submitted, CBRE believes it would have been excludable pursuant to Rule 14a-8(i)(4) on the basis that the Proposal relates to a personal grievance of the Proponent against CBRE. As the Proponent is currently engaged in litigation with CBRE involving the termination of the Proponent's employment at one of CBRE's subsidiaries,[1] and the Proposal

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[1] The Company's German subsidiary terminated Mr. Buhlemann from employment as the head of its valuation business on March 17, 2009. Mr. Buhlemann sued for reinstatement in a German court alleging the termination constituted retaliation for his whistleblower activities under the Company's Code of Conduct, in that he had complained to the Chief Compliance Officer about the submission by the subsidiary to the parent company of budget forecasts for the subsequent year at a level higher than what he viewed as achievable. The German court ruled on April 29, 2009 (*Buhlemann./.CB Richard Ellis GmbH, File No. 35 O 146/09*) that Mr. Buhlemann's termination was effective and was primarily due to differences in opinion with German management and loss of trust with the German management team. (The judgement and a translation are attached as Exhibit C.) The court also ruled that having different opinions regarding forecasted revenues is not whistleblowing that would entitle an employee to protection from retaliation, as the budget or forecast is not an accounting irregularity but rather a non-binding expectation of future revenues. In any event, the difference between Mr. Buhlemann's and his manager's view of likely valuation revenues was approximately €2 million, which was immaterial in the context of the Company's greater than $4 billion revenue forecast. Finally, the differences in opinion had been fully presented, vetted and decided by more senior executives in the Company with authority to do so. Mr. Buhlemann's appeal of the decision of the German court is still pending.

relates to the subject matter of such litigation, we believe it is not an appropriate matter for inclusion in CBRE's 2010 Proxy Materials according to Rule 14a-8(i)(4).

Furthermore, there is strong reason to believe that Proponent has submitted the Proposal in collaboration with at least one other German shareholder, Hartlaub Immobilienstiftung, whose counsel, Thomas Kindler, recently threatened to contact the SEC on behalf of his client if CBRE does not "resolve the serious concerns [his] client has regarding possible misleading financial forecasts and Corporate Governance of CB Richard Ellis in Germany." Over the past two months, Mr. Kindler has sent the Company several letters, faxes and electronic mail messages, each of which addresses what his client believes to be shortcomings in CBRE's internal forecasting as primarily evidenced by the termination of "the former Head of Valuation of CB Richard Ellis in Germany." Furthermore, both Mr. Kindler and Proponent make reference in their respective correspondence to the Company to the same article featured in a local German newspaper *Immobilien Zeitung* regarding the termination of the former Head of Valuation of CB Richard Ellis. Around the same time, another German shareholder, Heinrich Burchard, also sent correspondence to the Company referencing the same article and addressing substantially the same subjects and concerns as the Proponent and Mr. Kindler. Finally, the fact that Proponent submitted the Proposal four days after the Company delivered its response to *Mr. Kindler's* request for information regarding the procedures for submitting shareholder proposals also supports our belief that Proponent, Mr. Kindler and possibly also Mr. Burchard are coordinating their efforts to establish a forum in CBRE's 2010 Proxy Materials for advancing Proponent's personal claims relating to termination of Proponent's employment, presumably to create leverage to settle Proponent's litigation on more favorable terms.

We also believe the Proposal is properly excludable pursuant to Rule 14a-8(i)(7) as it deals with matters relating to the ordinary business operations of CBRE, including the development of annual budgets and operating plans, for which management is exclusively responsible. The budget process the Proposal addresses only relates to the manner in which management sets expectations for CBRE's quarterly and annual performance, and does not affect its record-keeping, financial reports or any other filings CBRE makes with the SEC. This internal management process is what the Company undertakes in the ordinary course of business to develop its business plans. For these reasons, the Proposal also properly may be omitted from CBRE's 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, CBRE believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8. Accordingly, CBRE respectfully requests that the Staff concur that it will not recommend any enforcement action if CBRE omits the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If the Staff does not concur with CBRE's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (310) 405-8910, or Brian D. McAllister, CBRE's Deputy General Counsel, at (650) 494-5133.

Very truly yours,

L. H. Midler

Laurence H. Midler
Executive Vice President and General Counsel
of CB Richard Ellis Group, Inc.

Enclosures

EXHIBIT A

Ulf Buhlemann
Torstraße 138
D-10119 Berlin
Germany

CB Richard Ellis Group Inc.
Mr. Laurence H. Midler
11150 Santa Monica Blvd., Suite 1600
Los Angeles, California
90025

USA

Fax/ Email/ Registered Mail

Proposal of security holder of CB Richard Ellis Group, Inc (Company) – Rule 14a-8

Dear Mr. Midler

I hereby make a proposal according to Rule 14a-8 – proposals of security holders – as stipulated in the General Rules and Regulations promulgated under the Securities Exchange Act of 1934 (**Proposal**).

My name is Ulf Buhlemann and I am a shareholder of the Company (**Shareholder**). I am a stockholder of the Company and I have continuously owned CB Richard Ellis stock (1,043 shares) since 5 September 2008. On 17 April 2009 I have transferred the aforementioned shares from my account at Morgan Stanley Smith Barney to my account at BNP Paribas (see attached documents), both companies acting as my record holder. Therefore I have been holding the aforementioned number of shares of the Company, worth at least USD 2,000 in market value, for more than a year by the date I submit this Proposal. I am intending to hold those securities at least to the date of the shareholders meeting.

Proposal:

I herewith ask you to include the following Proposal in the proxy statement of the Company:

> "The Company shall initiate an external independent investigation (**Investigation**) regarding the question whether as of 1 January 2010 (**Relevant Date**) the internal processes and rules of the Company and its subsidiaries are sufficient to ensure that the annual business plans (projections of costs and revenues) of the Company and its subsidiaries (**Business Plan**) are based on realistic and reliable assumptions. The Company should inform the shareholders in writing of the outcome of the Investigation and implement all measures which were found necessary to prevent financial

mismanagement and misleading capital marked communication based on wrong business planning results."

Supporting statement:

The Company refers in its information to the capital market to projected revenues and costs (see for instance the Company's Form 10Q report dated May 11, 2009, pages 19-20). The Shareholder is concerned about the effectiveness of the Company's existing processes and rules especially to the extent they concern and have impact upon the preparation of the Company's and its subsidiaries' Business Plans. Such rules include the Code of Conduct/Whistleblower Policy (**Relevant Rules**).

Until 17 March 2009, the Shareholder worked as the Head of the Valuation Division (**Division**) of the German subsidiary of the Company (**Subsidiary**). In this position his responsibilities included the preparation and submission to the shareholders of the annual business plan for the Division of the Subsidiary (**German Division**). After a detailed review he projected the revenues for the German Division for 2009 at the beginning of 2009. Without any discussion regarding the assumptions and conclusions of the Shareholder, German management substantially inflated those revenue projections in the Business Plan for the Subsidiary. Upon learning of such financial inflation, the Shareholder raised the issue internally with management of the Subsidiary and the Chief Compliance Officer of the Company. The employment of the Shareholder was terminated a couple of weeks later. The total revenue of the German Division for 2009 was significantly lower than the inflated numbers provided by the management of the Subsidiary in the Business Plan. Without proper internal processes and rules this too could happen to the Company and its other subsidiaries.

The Proposal is significantly related to the Company's external debt servicing, financial management and communication to the Securities Exchange Commission and shareholders as management discussions related to EBITDA expectations are often based on the internal business planning process. For the preparation of the Company's global annual Business Plan, the Company uses a bottom-up approach which is combined with a top-down approach. According to this, in the global business planning process the management of the local subsidiaries formulates a Business Plan proposal based on their knowledge of the local market. This local information is then reviewed at the next level (e.g. for the EMEA region) – bottom-up approach. At the regional level and at the global level the management reserves the right to come to different conclusions than the local management and consequently to come to a Business Plan which is not just the sum of the local Business Plans (top-down approach). However, the accuracy of the Company's global annual Business Plan is closely linked to a process which ensures that the projection of the Company's subsidiaries is based on realistic and reliable assumptions. If the information collected in the bottom-up approach was misleading/ revenue projections were inflated, the regional/ global management would not have an accurate basis for their Business Plan. Therefore the accuracy of the Company's global annual Business Plan depends on a process which ensures that the projections of the Company's subsidiaries are based on robust assumptions.

Employees who raise concerns regarding a potentially wilful inflation of the revenue forecasts need to be properly protected. The Company currently is of the opinion that raising concerns regarding the preparation of Business Plans is not protected under the Code of Conduct (e.g. page 7 no 21 of the writ to court by the lawyers of the Subsidiary dated 9 November 2009; page 5 no 8 of the writ dated 4 January 2010). Therefore, the Shareholder is concerned that there is a deficiency in the corporate governance standards of the Company.

The Shareholder is not requesting in this proposal that his personal issue with the Subsidiary be addressed or dealt with by or at the shareholders' meeting since this is a matter of the competent courts. However, the interest of the Company having a well-functioning corporate governance system is shared by the other shareholders at large since it relates to the protection of their interests as shareholders.

Berlin, 26. February 2010

Ulf Buhlemann

Torstraße 138
D-10119 Berlin
Germany

EXHIBIT B

McAllister, Brian @ Palo Alto

Subject: Proposal to next annual shareholders meeting - Rule 14a-8
Attachments: Shareholder_proposal.PDF; 2008_Year-End_Report_Package_for_Ulf_Buhlemann.PDF; 2009_Year-End_Report_Package_for_Ulf_Buhlemann.PDF; Certified_translation_of_the_letter_of_BNP_Cortal_Consors.PDF; Certified_translation_of_the_receipt_of_shares_BNP_Cortal_Consors.PDF; Letter_of_BNP_Cortal_Consors.PDF; Receipt_of_shares_BNP_Cortal_Consors.PDF

From: Ulf Buhlemann [mailto***FISMA & OMB Memorandum M-07-16***
Sent: Friday, February 26, 2010 10:09 AM
To: Midler, Laurence @ LA
Subject: Proposal to next annual shareholders meeting - Rule 14a-8

Dear Larry,

please find attached my proposal including all attachments thereof according to Rule 14a-8 – proposals for security holders – as stipulated in the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

Kind regards
Ulf

Ulf Buhlemann

FISMA & OMB Memorandum M-07-16

EXHIBIT C

Landgericht Berlin

10589 Berlin, Tegeler Weg 17-21
Fernruf (Vermittlung): (030) 90188-0, Intern: (9188)
Apparatnummer: siehe (☎)
Telefax: (030) 90188-518
www.berlin.de/lg
Postbank Berlin, Konto der Kosteneinziehungsstelle der Justiz (KEJ), Kto-Nr. 352-108 (BLZ 100 100 10)
IBAN: DE20 1001 0010 0000 3521 08, BIC: PBNKDEFF
Zusatz bei Verwendungszweck: LG 35 O 146/09

CMS Hasche Sigle
RECHTSANWÄLTE STEUERBERATER
HK 08. MAI 2009
FRANKFURT/MAIN EB

Landgericht Berlin, ZK 35, 10617 Berlin

Rechtsanwaltskanzlei
CMS Hasche Sigle
Barckhausstraße 12 - 16
60325 Frankfurt

Fahrverbindungen:
U-Bhf. Mierendorffplatz (U7), U-Bhf. Jungfernheide (U7)
S-Bhf. Jungfernheide (Ringbahn)
Bus X9, X21, M21, 109, 126
(Diese Angaben sind unverbindlich)

Öffnungszeiten der Geschäftsstelle:
Montags und dienstags 8.30 Uhr bis 15 Uhr
mittwochs und freitags 8.30 Uhr bis 13 Uhr
donnerstags 8.30 Uhr bis 15 Uhr und 15 Uhr bis 18 Uhr nach Vereinbarung

Hinweis:
barrierefreier Zugang: Tegeler Weg 21

Erstellt am: 06.05.2009

Geschäftszeichen	Ihr Zeichen	Bearbeiter	Tel.	Fax	Datum
35 O 146/09	2002/03315		335	518	06.05.2009

Sehr geehrte Damen und Herren,

in der Sache

Buhlemann ./. CB Richard Ellis GmbH

erhalten Sie beiliegende(s) Schriftstück(e).

Mit freundlichen Grüßen

Auf Anordnung
Hanke
Justizangestellte

Dieses Schreiben wurde mit Hilfe der Informationstechnik gefertigt und ist ohne Unterschrift gültig.

☐ Termin
☒ Frist VF: 29/05/09 / 01/07/09
FA: 08/06/09 / 08/07/09
Datum / notiert von: 08/05/09 fsh
Sonstiges:

Ausfertigung

Landgericht Berlin

Im Namen des Volkes

Urteil

Geschäftsnummer: 35 O 146/09

verkündet am : 28.04.2009
Kunze
Justizangestellte

In dem Rechtsstreit

des Herrn Ulf Buhlemann,
Torstraße 138, 10119 Berlin,

Verfügungskläger,

- Verfahrensbevollmächtigte:
Rechtsanwälte Pusch Wahlig Legal,
Dorotheenstraße 54, 10117 Berlin,-

gegen

die CB Richard Ellis GmbH,
vertreten d.d. Geschäftsführer Martin Drummer,
Carsten Ape, Karsten Burbach, Philip George Emburey,
Heiko Fischer, Fabian Huether, Fabian Klein,
Rainer Knapek, Kai Uwe Koopmann, Michael Mikulicz,
Burkhard C. Plesser, Peter Schreppel, Stefan Striedl,
Mike Strong und Jacob Volkerts,
Bockenheimer Landstraße 24, 60323 Frankfurt,

Verfügungsbeklagte,

- Verfahrensbevollmächtigte:
Rechtsanwälte CMS Hasche Sigle,
Barckhausstraße 12 - 16, 60325 Frankfurt,-

hat die Zivilkammer 35 des Landgerichts Berlin in Berlin-Charlottenburg, Tegeler Weg 17-21, 10589 Berlin, auf die mündliche Verhandlung vom 21.04.2009 durch die Richterin am Landgericht Riesenhuber als Einzelrichterin

für Recht erkannt:

1. Der Verfügungsbeklagten wird verboten, gegenüber ihrer Belegschaft oder Dritten zu verbreiten oder verbreiten zu lassen, dass das Vertragsverhältnis des Verfügungsklägers mit sofortiger Wirkung aufgehoben worden sei. Für jeden Fall der Zuwiderhandlung wird ihr die Verhängung eines Ordnungsgeldes von bis zu 250.000,- €, ersatzweise Ordnungshaft bis zu 6 Monaten angedroht.

2. Im Übrigen wird der Antrag auf Erlass einer einstweiligen Verfügung zurückgewiesen.

3. Von den Kosten des Verfahrens tragen der Verfügungskläger 94 % und die Verfügungsbeklagte 6 %.

4. Das Urteil ist vorläufig vollstreckbar. Die Parteien dürfen die Vollstreckung durch die jeweils andere Partei durch Sicherheitsleistung abwenden, wenn nicht die andere Partei vor der Vollstreckung Sicherheit leistet.

Tatbestand

Der Verfügungskläger verlangt von der Verfügungsbeklagten nach ordentlicher Kündigung eines Geschäftsführeranstellungsvertrages Weiterbeschäftigung sowie Unterlassung der Erklärung, sein Vertragsverhältnis sei mit sofortiger Wirkung aufgelöst.

Der Verfügungskläger ist seit dem 15. September 2003 aufgrund eines Anstellungsvertrages vom 25./27. August 2003, wegen dessen Inhalts im Einzelnen auf die Anlage AS 1 d. A. Bezug genommen wird, als Prokurist und Leiter der Abteilung Valuation (Bewertung von Immobilien) für die Verfügungsbeklagte in deren Niederlassung in Berlin tätig. Die Verfügungsbeklagte gehört zum in den USA börsennotierten Konzern CB Richard Ellis Inc. Die Abteilung Valuation beschäftigte im Jahre 2008 ungefähr 50 Mitarbeiter und erzielte einen Umsatz von rund 13 Mio. Euro.

Im November 2006 wurde der Verfügungskläger unter Beibehaltung seines Tätigkeitsbereiches zum Geschäftsführer der Verfügungsbeklagten mit einem Grundjahresgehalt von 125.000,- € zzgl. einer variablen Vergütung berufen. Es wurde ein unbefristeter Geschäftsführerdienstvertrag geschlossen, wegen dessen Inhalts im Einzelnen auf die Anlage AS 3 d. A. Bezug genommen wird. In Artikel 2 Ziff. 1 des Vertrages wurde die Möglichkeit der Kündigung mit einer Frist von drei Monaten zum Monatsende für beide Vertragsparteien vereinbart. Nach Artikel 2 Ziff. 2 darf die

Verfügungsbeklagte den Verfügungskläger im Fall einer Kündigung für den Rest der Laufzeit von seiner Arbeitsverpflichtung freistellen. Diese Klausel verwendet die Verfügungsbeklagte in weiteren Geschäftsführeranstellungsverträgen. Nach Artikel 12 Ziff. 5 sollte der Geschäftsführeranstellungsvertrag alle vorangehenden Vereinbarungen ablösen und außer Kraft setzen einschließlich aller vorangegangenen Anstellungsverträge. Artikel 12 Ziff. 7 enthält eine Schiedsvereinbarung, die ein einem „Attachment Arbitration Agreement" näher ausgeführt ist. In 2007 machte die variable Vergütung einen Anteil von 82 % an der Gesamtvergütung des Verfügungsklägers aus.

Im Februar 2006 hatte der Konzern auf der Grundlage eines „Ethics and Compliance" – Programmes der Mutterfirma einen „Standard of Business Conduct Manual" für Europa erlassen (nachfolgend als Code of Conduct bezeichnet) und den Mitarbeitern mit einem Anschreiben des Chairman für Europa Michael Strong zugestellt. Danach sollen die Mitarbeiter sich stets „ethisch" verhalten und sich bei Bedenken, auch zu Fragen der finanziellen Verhältnisse oder Rechnungslegung, zu Wort melden. Es sind verschiedene Stellen aufgeführt, an die sich ein Mitarbeiter in einem solchen Fall wenden könne. Vergeltungsmaßnahmen sollen nicht toleriert werden. Wegen des Inhalts im Einzelnen wir auf die Anlage AS 4 d. A. Bezug genommen.

Im Zeitraum September bis November 2008 entwarf die Geschäftsführung der Verfügungsbeklagten einen sog. Businessplan für das Jahr 2009. Der Verfügungskläger schlug für seinen Tätigkeitsbereich unter der Voraussetzung einer Personalerweiterung um neun Stellen und einer Softwareinvestition einen Umsatz von 12,5 Mio. Euro für 2009 vor. Der für die Finanzen der Verfügungsbeklagten zuständige Prokurist Koopmann und der Vorsitzende der Geschäftsführung Drummer erstellten einen Entwurf des Businessplans für das für Europa, den Nahen Osten und Afrika zuständige Büro des Konzerns in England. Dieser Entwurf sah einen Umsatz von 12,5 Mio. Euro und Leasingkosten für Softwareinvestitionen, allerdings keine zusätzlichen Stellen vor. Mit E-Mail vom 14. November 2008 an Drummer, wegen deren Inhalts im Einzelnen auf die Anlage AS 5 d. A. verwiesen wird, legte der Verfügungskläger dar, dass der angegebene Umsatz nur unter der Voraussetzung der Schaffung neun neuer Stellen realistisch zu erreichen sei, weil nur dann Marktanteile zu gewinnen seien. Ohne die neuen Stellen könne er nur einen Umsatz von 10 Mio. Euro erreichen. Der Businessplan möge entsprechend angepasst werden. Entsprechendes erklärte der Verfügungskläger in einer E-Mail vom 20. November 2008 an den Leiter des Büros in London Embury, wegen deren Inhalts im Einzelnen auf die Anlage AS 6 d. A. verwiesen wird. In einer E-Mail vom 26. November 2008 an den Verfügungskläger erklärte Drummer, dass zunächst der Schaffung von drei der neun geplanten zusätzlichen Stellen zugestimmt worden sei; nach dem ersten Quartal werde über weitere Einstellungen entschieden. Wegen des weiteren Inhalts der E-Mail wird auf die Anlage AS 7 d. A. Bezug genommen. Der

Verfügungskläger antwortete hierauf am selben Tag, dies sei unter der Voraussetzung der Anpassung der Umsatzzahlen ein brauchbarer Kompromiss (Anlage AS 8 d. A,). Mit E-Mail vom 27. November 2008 (Anlage AS 9 d. A.) teilte Drummer dem Verfügungskläger mit, eine Korrektur des Budgets nach unten sei nicht möglich, da die Zahlen bereits der Konzernzentrale in den USA mitgeteilt worden seien. Der Verfügungskläger erklärte hierauf am selben Tag, es sei ihm unverständlich, dass Zahlen, die nicht zueinander passten und unrealistisch seien, wissentlich stehen gelassen würden, und damit möchte er nichts zu tun haben. Er werde sich als verantwortlicher MD „sehr offiziell von diesen Zahlen distanzieren wollen" (Anlage AS 10 d. A.). Drummer antwortete hierauf ebenfalls am 27. November 1008, ob dies als Kündigung des Verfügungsklägers zu verstehen sei (Anlage AS 11 d. A.). Im Januar 2009 übersandte das Londoner Büro der Geschäftsführung der Verfügungsbeklagten einen neuen Entwurf des Businessplans für 2009, der Änderungsvorschläge hinsichtlich verschiedener Geschäftsbereiche enthielt. Für den Bereich Valuation wurde ein Umsatz von 11,25 Mio. Euro vorgeschlagen. Softwareinvestitionen oder zusätzliche Stellen waren nicht vorgesehen. In einer Besprechung am 13. Januar 2009 schlug der Verfügungskläger eine Reduzierung auf 10 Mio. Euro vor. Dem widersprach Drummer. Es verblieb bei dem Entwurf. In einer Telefonkonferenz am 22. Januar 2009 teilte der Verfügungskläger noch einmal seine Bedenken mit. Mit E-Mail vom 4. Februar 2009, wegen deren Inhalts im Einzelnen auf die Anlage AS 12 d. A. Bezug genommen wird, teilte Koopmann dem Verfügungskläger und anderen Mitarbeitern der Verfügungsbeklagten mit, dass nunmehr nach mehreren Änderungen das genehmigte Budget aus UK/USA vorliege. Mit E-Mail vom 13. Februar 2009 an Drummer erklärte der Verfügungskläger, er habe nach wie vor ein Problem mit dem Businessplan, weil die vorgeschlagenen 11,25 Mio. Euro völlig unrealistisch seien. Wegen des weiteren Inhalts der E-Mail wird auf die Anlage AS 13 d. A. Bezug genommen. Drummer antwortete am selben Tage, die Bedenken des Verfügungsklägers seien gehört worden, dass Umsatzzahlen nur unter der Voraussetzung von Kosteneinsparungen hätten reduziert werden können. Änderungen seien jetzt nicht mehr möglich. Weiter heißt es in der E-Mail:

„Ich weiß, Du gehst damit nicht konform, deswegen erneut die dringende Bitte, dass Du Dich mit dem Gesamtthema so auseinandersetzt, dass wir hier eine klare Regelung treffen – Zusammenarbeit oder keine, ein Dazwischen kann es nicht geben. Wir werden am Dienstag eine klare Lösung final besprechen, dann werde ich am Mittwoch nach UK reporten – so oder so."

Wegen des weiteren Inhalts wird auf die Anlage AS 14 d. A. Bezug genommen.

Mit E-Mail vom 10. Februar 2009 teilte der Verfügungskläger dem General Council of CB Richard Ellis Inc. Laurence Midler den seiner Meinung nach vorliegenden Verstoß gegen den Code of Conduct durch die Stellung zu hoher Umsatzprognosen für den Bereich Valuation mit. Midler kündigte daraufhin einer Untersuchung der Angelegenheit an (Anlage AS 15 d. A.). Mit E-Mail vom 13. Februar 2009 teilte Koopmann dem Verfügungskläger mit, dass die Umsatzprognose um 1 Mio. Euro reduziert werden würde, wobei es zu einer Kostenreduzierung in Höhe von insgesamt 345.000,- Euro kommen werde. Am 3. März 2009 teilte Koopmann mit, dass der Businessplan der Antragsgegnerin für 2009 noch nicht endgültig genehmigt sei. Wegen des Inhalts der E-Mail wird auf die Anlage AS 17 d. A. Bezug genommen.

Mit Schreiben vom 17. März 2009, wegen dessen Inhalts im Einzelnen auf die Anlage AS 18 d. A. Bezug genommen wird, wurde dem Verfügungskläger mitgeteilt, dass die Gesellschafter der Verfügungsbeklagten am selben Tag mit sofortiger Wirkung seine Abberufung als Geschäftsführer beschlossen hätten und dass der Geschäftsführerdienstvertrag zum 30. Juni 2009 gekündigt werde. Zugleich werde er von seiner Tätigkeit freigestellt und gebeten, alle Schlüssel und Geräte der Verfügungsbeklagten zurückzugeben sowie seine persönlichen Sachen zu entfernen. In einer E-Mail vom selben Tage an alle Mitarbeiter der Verfügungsbeklagten Drummer heißt es u. a.:

„Wir haben heute mit sofortiger Wirkung das Vertragsverhältnis mit Ulf Buhlemann aufgehoben."

Wegen des weiteren Inhalts der E-Mail wird auf die Anlage AS 19 d. A. Bezug genommen.

Mit Schreiben seines Prozessbevollmächtigten vom 25. März 2009, wegen deren Inhalts im Einzelnen auf die Anlage AS 20 d. A. Bezug genommen wird, forderte der Verfügungskläger die Verfügungsbeklagte auf, unverzüglich die Gründe für seine Entlassung mitzuteilen. Ferner widersprach er der Kündigung und forderte seine weitere Beschäftigung wenigstens bis zum Ablauf der Kündigungsfrist als Leiter der Abteilung Valuation. Mit Schreiben vom 27. März 2009 (Anlage AS 21 d. A.) lehnte die Verfügungsbeklagte die weitere Beschäftigung des Verfügungsklägers ab.

Der Verfügungskläger behauptet:

Unter seiner Führung habe sich der Geschäftsbereich Valuation, der bei seiner Übernahme nur vier Mitarbeiter und auf dem deutschen Markt nur eine geringe Bedeutung gehabt habe, zu der profitabelsten Abteilung der Verfügungsbeklagten entwickelt.

In der Vergangenheit sei bei der Erstellung des Businessplans stets seiner Umsatzeinschätzung gefolgt worden. Es habe für ihn im Januar 2009 festgestanden, dass die an das Headquarter übermittelten Zahlen vorsätzlich unrichtig gewesen seien, weil die prognostizierten Umsätze nicht zu erreichen gewesen seien. Es seien höhere Umsätze vorgespiegelt worden, als sei aus Sicht eines gewissenhaften Kaufmanns redlicherweise zu prognostizieren gewesen seien. Erst aufgrund seiner Meldung an Midler seien die Folgen der vorsätzlichen Aufblähung der Umsatzerwartungen beseitigt worden.

Die E-Mails des Drummer vom 27. November 2008 (Anlage AS 11 d. A.) und vom 8. Februar 2009 (Anlage AS 14 d. A.) enthielten bereits die Drohung einer Beendigung seines Dienstverhältnisses.

Er sei auf die Beschäftigung angewiesen, weil anderenfalls ein Verlust seiner Reputation und seines Marktwertes drohe. Seine Tätigkeit erfordere ein sehr gut ausgebildetes und aktuelles Kontakt- und Beziehungsnetzwerk zu einer Vielzahl von nationalen und internationalen Marktteilnehmern und den Zugang zu nichtöffentlichen Informationen über Transaktionen. Ein Ausschluss für die Dauer von drei Monaten habe die Abkoppelung von einem solchen Informations- und Kontaktnetzwerk zur Folge.

Der Verfügungskläger ist der Ansicht:

Er habe einen Anspruch auf Beschäftigung als Leiter der Abteilung Valuation aus Art. 1, 2 Abs. 1 GG. Dies folge daraus, dass ein Geschäftsführer nach Abberufung für die Dauer seines Dienstverhältnisses eine Beschäftigung in leitender Position verlangen könne und auch verpflichtet sei, eine solche Beschäftigung anzunehmen, wenn er die Kündigung des Dienstvertrages vermeiden wolle.

Die Freistellungsklausel im Geschäftsführervertrag sei gemäß § 307 Abs. 1, Abs. 2 Nr. 1 BGB unwirksam, weil sie mit wesentlichen Grundgedanken, nämlich dem Beschäftigungsanspruch, nicht vereinbar sei. Hiervon könne nur unter Nennung eines berechtigten Interesses abgewichen werden.

Seinem Beschäftigungsanspruch stünden keine überwiegenden Interessen der Verfügungsbeklagten gegenüber, denn er sei als Leiter der Abteilung erfolgreich gewesen. Die Kündigung sei wegen Verstoßes gegen das Verbot von Vergeltungsmaßnahmen aus dem Code of Conduct offensichtlich unwirksam, denn sie sei dadurch veranlasst worden, dass er – der Verfügungskläger – auf die Einhaltung interner Vorgaben hingewirkt und wiederholt gegen die Meldung von bewusst überhöhten und völlig unrealistischen Umsatzprognosen protestiert habe. Er sei aufgrund der Verwicklung der Geschäftsleitung in London in die Angelegenheit gehalten gewesen, den Vorgang direkt an die nächst höhere Instanz zu melden. Dies sei Midler in seiner Funktion als Chief Compliance Officer gewesen.

Ein Verfügungsgrund bestehe wegen des andernfalls eintretenden endgültigen Rechtsverlustes und des drohenden Kontakt- und Informationsverlustes.

Er habe außerdem einen Anspruch auf Unterlassung der Behauptung, dass das Vertragsverhältnis mit ihm mit sofortiger Wirkung aufgehoben sei aus §§ 823 Abs. 2, 1004 Abs. 1, S. 2 analog BGB, Art. 1 Abs. 1, 2 Abs. 1 GG.

Der Verfügungskläger beantragt,

1. der Verfügungsbeklagten im Wege der einstweiligen Verfügung aufzugeben, den Verfügungskläger ab dem 20. April 2009 bis zum Ablauf des 30. Juni 2009 in der Niederlassung der Verfügungsklägerin in Berlin als Leiter der Abteilung Bewertung Deutschland (Head of Valuation Germany) nach Maßgabe des Dienstvertrages vom 10. November 2006 – jedoch nicht in einer Stellung als organschaftlicher Vertreter – weiterzubeschäftigen,

2. der Verfügungsbeklagten zu untersagen, gegenüber der Belegschaft der Verfügungsklägerin oder Dritten zu verbreiten oder verbreiten zu lassen, dass das Vertragsverhältnis des Antragstellers mit sofortiger Wirkung aufgehoben wurde und der Verfügungsbeklagten für jeden Fall der Zuwiderhandlung eine Ordnungsgeld bis zu 250.000,- Euro, ersatzweise Ordnungshaft bis zu sechs Monaten anzudrohen.

Die Verfügungsbeklagte beantragt,

den Antrag auf Erlass einer einstweiligen Verfügung zurückzuweisen.

Die Verfügungsbeklagte behauptet:

Dass die Abteilung Valuation ein erfolgreiches Geschäft betreibt, sei nicht wesentlich auf das Wirken des Verfügungsklägers zurückzuführen. Ein Großteil des Umsatzes seien Geschäftsaufträge und Vermittlungen aus dem Konzern. Sehr viel Geschäft komme außerdem aufgrund ihrer – der Verfügungsbeklagten – Bekanntheit im Immobiliensektor zustande. Hierzu habe der Verfügungskläger nur in geringerem Umfang beigetragen. In den letzten Monaten sei es immer wieder zu Meinungsverschiedenheiten über die geschäftliche Ausrichtung, personelle Aufstellung, Art und Weise der Kommunikation sowie künftige Umsatz- und Ertragserwartungen zwischen ihren Geschäftsführern und dem Verfügungskläger gekommen.

Die Kündigung stelle daher eine unternehmerische Entscheidung dar und sei keine Vergeltungsmaßnahme gewesen. Sie habe nichts mit den Vorgängen um den Entwurf des Businessplanes zu tun. Die Äußerungen des Drummer in diesem Zusammenhang seien irrelevant, weil er für die Beendigung des Geschäftsführeranstellungsvertrages nicht zuständig gewesen sei. Zudem habe der Code of Conduct eine andere Zielrichtung als vom Verfügungskläger vorgetragen. Es ginge darum, gesetzliche Vorschriften zu beachten und bei Veröffentlichungspflichten korrekte Angaben zu machen. Der Businessplan habe hingegen lediglich die Funktion einer internen Planungsvorgabe, deren Realisierung nicht vorhergesagt werden könne. Er werde nicht nach außen verwendet und sei keine Grundlage für die Darstellung ihrer – der Verfügungsbeklagten – Finanzlage. Er betreffe daher nicht ihre finanziellen Verhältnisse im Sinne des Code of Conduct. Die Geschäftsführer hätten kein Mitspracherecht bei der Festlegung, sie würden lediglich angehört.

Die Umsatzprognosen im Businessplan 2009 seien zutreffend gewesen. Die Einschätzung des Verfügungsklägers über den zu erwartenden Umsatz sei falsch gewesen. Seine Bedenken seien berücksichtigt worden, indem der prognostizierte Umsatz auf 11,25 Mio. Euro reduziert wurde. Dies liege genau innerhalb der Vorgaben des Verfügungsklägers aus der E-Mail vom 20. November 2008 (Anlage AS 6 d. A.). Schon im Herbst 2008 hätten Aufträge in beachtlicher Größe festgestanden, so dass es realistisch gewesen sei, diese Zahl zu erreichen. Die nach der Meldung des Verfügungsklägers angestellten Recherchen hätten ergeben, dass ein Verletzung des Code of Conduct nicht vorgelegen habe.

Die Geltung des Code of Conduct sei nicht zwischen den Parteien vereinbart worden. Dies schließe schon das Schriftformerfordernis des Artikel 12 Ziff. 3 des Geschäftsführeranstellungsvertrages aus.

Der Verfügungskläger sei nur im Rahmen seiner Geschäftsführertätigkeit für das Management der Abteilung Valuation zuständig gewesen. Eine Beschäftigung außerhalb der Geschäftsführertätigkeit sei nicht möglich. Die Klausel in Artikel 2 Ziff. 2 des Geschäftsführeranstellungsvertrages sei wirksam. Es lägen keine Allgemeinen Geschäftsbedingungen vor, denn der Geschäftsführervertrag sei von Dezember 2005 bis August 2006 zwischen den Parteien intensiv verhandelt worden. Die Klausel sei außerdem in Verträgen zwischen einer Gesellschaft und ihren Organen üblich und standardmäßig enthalten, um der herausgehobenen Stellung des Geschäftsführers als gesetzlicher Vertreter der Gesellschaft Rechnung zu tragen und zu vermeiden, dass der Geschäftsführer nach Ausspruch einer Kündigung die Gesellschaft noch zu repräsentieren und dabei nicht mehr uneingeschränkt die

Interessen der Gesellschaft vertritt. Zudem liege es im Interesse der Gesellschaft zu verhindern, dass der Geschäftsführer weiter Zugang zu sensiblen Informationen habe oder durch Kontakte mit Kunden ein eigenes Netzwerk aufbauen könne, das er später zum Nachteil der Gesellschaft nutzen könnte. Die Interessen des Geschäftsführers seien nicht beeinträchtigt, weil es gerade seiner Reputation abträglich sein könne, wenn er nicht mehr als Geschäftsführer, sondern nur noch als Angestellter tätig wäre.

Der Verfügungskläger habe gleich nach Erhalt der Kündigung gegenüber seinem Team in Frankfurt eine Abschiedsrede gehalten und darin mitgeteilt, dass er die Verfügungsbeklagte mit sofortiger Wirkung verlassen werde. Die E-Mail des Drummer vom selben Tage sei eine Reaktion auf diese Rede gewesen. Er habe darin lediglich zum Ausdruck bringen wollen, dass der Verfügungskläger mit sofortiger Wirkung freigestellt sei. Dies sei keine ehrverletzende Äußerung. Wiederholungsgefahr bestehe nicht.

Wegen der weiteren Einzelheiten des Sach- und Streitstandes wird auf den vorgetragenen Inhalt der ausgetauschten Schriftsätze nebst Anlagen und die Sitzungsniederschrift vom 21. April 2009 Bezug genommen.

Entscheidungsgründe

Der Antrag des Verfügungsklägers auf Erlass einer einstweiligen Verfügung ist zulässig. Insbesondere steht die Schiedsvereinbarung der Parteien gemäß § 1033 ZPO nicht entgegen. Er ist jedoch nur hinsichtlich des Antrages zu 2. begründet und im Übrigen unbegründet.

1.

a.

Der für den Erlass einer einstweiligen Verfügung erforderliche Verfügungsanspruch ist nicht gegeben. Es besteht nach den im summarischen Verfahren bestehenden Erkenntnismöglichkeiten keine überwiegende Wahrscheinlichkeit dafür, dass der Verfügungskläger gegen die Verfügungsbeklagte einen Anspruch auf Weiterbeschäftigung bis zum Ablauf der Kündigungsfrist hat.

Der Anspruch eines Arbeitnehmers auf tatsächliche Beschäftigung leitet sich als Teil seines Persönlichkeitsrechts gemäß § 242 BGB aus den für die gesamte Rechtsordnung grundlegenden

Wertentscheidungen der Art. 1, 2 GG ab (BAG NJW 1985, 2968). Der Geschäftsführer einer GmbH ist allerdings kein Arbeitnehmer, sondern im Rahmen eines Dienstvertrages selbstständig tätig. Der Verfügungskläger ist auch nicht nach der Kündigung des Geschäftsführeranstellungsvertrages wieder zum Arbeitnehmer geworden. Zwar wird teilweise angenommen, dass bei einer Berufung eines zuvor angestellten Mitarbeiters zum Geschäftsführer das Anstellungsverhältnis ruht und bei Abberufung wieder auflebt, weil davon auszugehen sei, dass der Geschäftsführer den erworbenen Bestandsschutz seines Arbeitsverhältnisses nicht ohne weiteres aufgeben wolle (Scholz/Schneider GmbHG § 35 Rn. 159d). Dies hängt aber von dem Willen der Parteien ab (BAG NZA 87, 845). Vorliegend haben die Parteien im Geschäftsführeranstellungsvertrag ausdrücklich vereinbart, dass ein früherer Anstellungsvertrag aufgehoben sein soll.

Auch ein Geschäftsführer einer GmbH hat grundsätzlich einen Anspruch auf Beschäftigung im Rahmen seines Anstellungsvertrages. Denn der Beschäftigungsanspruch besteht auch für freie Mitarbeiter, wenn sie auf die ständige Ausübung ihrer Berufstätigkeit angewiesen sind, um ihre Fähigkeiten und Fertigkeiten zu erhalten (OLG Brandenburg v. 27.11.2007, 6 U 11/07; Münchener Handbuch des Gesellschaftsrechts/Marsch-Barner/Diekmann 2. Aufl. Bd. 3 § 43 Rn. 21). Vorliegend durfte die Verfügungsbeklagte aber den Verfügungskläger aufgrund des Artikels 2 Ziff. 2 des Geschäftsführeranstellungsvertrages bis zum Ablauf der Kündigungsfrist freistellen. Die Klausel ist wirksam. Es sich um eine Allgemeine Geschäftsbedingung im Sinne von § 305 Abs. 1 S. 1 BGB, denn die Klausel ist von Seiten der Verfügungsbeklagten gestellt worden. Allgemeine Geschäftsbedingungen liegen auch dann vor, wenn der Geschäftsgegner die Möglichkeit der Prüfung hat und Klauseln streichen oder zwischen verschiedenen Vertragsbedingungen wählen darf (Palandt/Heinrichs, BGB, 68. Auflage, § 305 Rn. 12; Ulmer AGBG 10. Aufl. § 305 Rn. 48). Individualvereinbarungen im Sinne von § 305 Abs. 1 S. 3 BGB sind nur dann gegeben, wenn die Vertragsbedingungen im Einzelnen ausgehandelt werden. Dies hat die Verfügungsbeklagte nicht vorgetragen. Gemäß § 307 Abs. 1 S. 1 BGB sind Bestimmungen in Allgemeinen Geschäftsbedingungen unwirksam, wenn sie den Vertragspartner des Verwenders entgegen den Geboten von Treu und Glauben unangemessen benachteiligen. Eine unangemessene Benachteiligung ist nach § 307 Abs. 2 BGB im Zweifel anzunehmen, wenn eine Bestimmung mit wesentlichen Grundgedanken der gesetzlichen Regelung, von der abgewichen wird, nicht zu vereinbaren ist oder wesentliche Rechte und Pflichten, die sich aus der Natur des Vertrages ergeben, so einschränkt, dass die Erreichung des Vertragszweckes gefährdet ist. Bei der Angemessenheitskontrolle ist dem allgemeinen Beschäftigungsanspruch die Leitbildfunktion des § 307 Abs. 2 Nr. 1 BGB zuzumessen. Deshalb sind generelle, einschränkungslose Freistellungsklauseln nur in eng begrenztem Umfang zulässig (Henssler u. a. /Thüsing § 611 BGB Rn. 178). Eine solche Klausel liegt hier aber nicht vor. Vielmehr ist hier die Freistellung nur für den

Fall der Kündigung vorgesehen. In einem solchen Fall wird auch ein Arbeitnehmer nicht entgegen Treu und Glauben unangemessen benachteiligt, weil bei einer Kündigung das Interesse des Arbeitnehmers generell geringer zu bewerten ist als in einem noch auf unbestimmte Zeit fortbestehenden Arbeitsverhältnis. Zudem unterliegt der Arbeitgeber zugleich der Billigkeitskontrolle des § 315 Abs. 1 BGB, auch wenn dies in der Freistellungsklausel nicht ausdrücklich vorgesehen ist, weil insofern eine geltungserhaltende Reduktion der Klausel vorzunehmen ist (LAG München v. 7.5.2003, 5 Sa 297/03). Vorliegend kommt noch hinzu, dass die bei Führungskräften wie dem Verfügungskläger grundsätzlich bei Beendigung des Anstellungsverhältnisses ein gewisses sachlich begründetes Interesse des Arbeitgebers an der Freistellung anzunehmen ist (LAG München aaO). Dies gilt auch für Geschäftsführer einer GmbH, weil sich im Falle der Kündigung ein Interesse der Gesellschaft an der Nichtbeschäftigung aus Geheimhaltungs- und Konkurrenzschutzinteressen ergeben kann (Ulmer/Paefgen GmbHG § 38 Rn. 117; Münchener Handbuch des Gesellschaftsrechts aaO).

Der Verfügungskläger hat auch nicht glaubhaft zu machen vermocht, dass die Freistellung nach § 315 Abs. 3 S. 1 BGB mangels Billigkeit unwirksam ist. Der Billigkeit entspricht eine Leistungsbestimmung dann, wenn der Bestimmungsberechtigte eine umfassende Analyse und Abwägung der Interessen beider Vertragsparteien unter Berücksichtigung aller tatsächlichen Umstände vornimmt (MünchKomm BGB Gottwald 5. Aufl. § 315 Rn. 31). Vorliegend hat die Verfügungsbeklagte vorgetragen, dass sie nach der Kündigung des Verfügungsklägers ein berechtigtes Interesse daran habe zu verhindern, dass dieser weiter Zugang zu sensiblen Informationen habe oder durch Kontakte mit Kunden ein eigenes Netzwerk aufbauen könne, das er später zu ihrem Nachteil nutzen könnte. Aus diesem Vortrag folgt, dass die Verfügungsbeklagte die wesentlichen Umstände des Falles und die beiderseitigen Interessen angemessen berücksichtigt hat. Ein das Interesse des Verfügungsklägers überwiegendes schutzwürdiges Interesse der Verfügungsbeklagten ist nicht Voraussetzung der Billigkeit. Vielmehr reicht es aus, wenn es wenigstens einen sachlichen Grund für die Freistellung gibt, weil der Bestimmungsberechtigte bis an die durch die Billigkeit gekennzeichnete Grenze seines Ermessensspielraums gehen darf (LAG München aaO). Etwas anderes würde nur dann gelten, wenn die Kündigung offensichtlich unwirksam wäre. Denn dann bestünde ein Weiterbeschäftigungsanspruch, der die Freistellung ausschließen würde. Eine offensichtliche Unwirksamkeit liegt aber nur dann vor, wenn sich schon aus dem eigenen Vortrag des Arbeitgebers ohne Beweiserhebung und ohne dass ein Beurteilungsspielraum gegeben wäre, jedem Kundigen die Unwirksamkeit der Kündigung geradezu aufdrängen muss. Die Unwirksamkeit der Kündigung muss ohne jeden vernünftigen Zweifel in rechtlicher und tatsächlicher Hinsicht offen zutage treten (LAG Berlin-Brandenburg v. 9.5.2008, 13 SaGa 739/08). Das ist nicht der Fall.

Die Freistellung des Verfügungsklägers ist auch nicht wegen eines Verstoßes gegen den Code of Conduct unwirksam. Dabei kann offen bleiben, ob dessen Geltung zwischen den Parteien wirksam vereinbart ist und welche Auswirkung er auf das Verhältnis der Parteien hat. Denn es ist nicht glaubhaft gemacht, dass hier ein Fall einer Maßregelung im Sinne des Code of Conduct vorliegt. Nach dem unwidersprochenen Vortrag der Verfügungsbeklagten ist die Freistellung von abberufenen Geschäftsführern eine übliche und standardmäßige Vorgehensweise, um zu verhindern, dass der abberufene und gekündigte Geschäftsführer die Gesellschaft weiter repräsentiert und weiter Zugang zu sensiblen Informationen hat. Demnach handelt es sich schon nicht um eine besondere, nur den Verfügungskläger betreffende und benachteiligende Maßnahme. Hinzu kommt, dass die Verfügungsbeklagte glaubhaft gemacht hat, dass es schon seit einigen Monaten zu Meinungsverschiedenheiten zwischen dem Verfügungskläger und den anderen Geschäftsführern gekommen war, so dass auch ein anderer Anlass für die Freistellung als eine Maßregelung denkbar ist. Erforderlich für die Annahme einer Maßregelung wäre außerdem, dass die Freistellung als eine Reaktion auf das Verhalten des Beklagten im Zusammenhang mit dem Businessplan anzusehen wäre. Das wäre nur dann zu bejahen, wenn dieses Verhalten nicht nur in irgendeiner Weise mitursächlich, sondern der tragende Beweggrund der Verfügungsbeklagten gewesen wäre (Henssler u.a./Thüsing § 612a BGB Rn. 10). Ein enger zeitlicher Zusammenhang, der einen Beweis des ersten Anscheins dafür darstellen kann, dass es sich um eine Strafmaßnahme handelt (Henssler u.a. aaO Rn. 35), liegt hier nicht vor. Dass Differenzen über die Höhe des zu erwartenden Umsatzes oder aber die Meldung solcher Differenzen an den Chief Compliance Officer für die Verfügungsklägerin ein wesentliches Motiv für eine Strafmaßnahme gewesen sein kann, ist nicht glaubhaft gemacht. Es ist schon zweifelhaft, ob solche Differenzen überhaupt einen meldepflichtigen Umstand im Sinne des Code of Conduct darstellen. Zwar sollen nach dem Code of Conduct die Mitarbeiter der Verfügungsbeklagten Zweifel hinsichtlich der Offenlegung der finanziellen Verhältnisse, der Rechnungslegung, der internen Kontrolle oder der Revision unverzüglich mitteilen. Der Businessplan enthält aber lediglich eine Umsatzprognose. Solchen Prognosen ist immanent, dass sie keine Verbindlichkeit beanspruchen, denn der Umsatz hängt von verschiedenen auch unwägbaren Umständen ab. Deshalb unterliegen sie letztlich einer Schätzung und sind weder nach innen noch nach außen verbindlich. Jedenfalls aber ist nicht nachvollziehbar, inwieweit die abweichende Einschätzung des Verfügungsklägers Anlass für eine Maßregelung gewesen sein sollte, nachdem seine Bedenken jedenfalls zum Teil berücksichtigt worden waren, indem zunächst die Schaffung drei neuer Stellen und sodann die Reduzierung des zu erwartenden Umsatzes auf 11,25 Mio. Euro vorgeschlagen wurden. Auch aus den Äußerungen des Drummer, „Zusammenarbeit oder keine, ein Dazwischen kann es nicht geben“ und „Ist das Deine Kündigung?“ lässt sich nicht schließen, dass die Freistellung des Verfügungsklägers eine Reaktion auf dessen Verhalten ist. Denn diese

Äußerungen sind offensichtlich im Zuge einer Verärgerung des Drummer über die Hartnäckigkeit des Verfügungsklägers gefallen und enthalten nicht etwa die Androhung einer Kündigung.

b.

Ein nach § 940 ZPO für den Erlass einer einstweiligen Verfügung erforderlicher Verfügungsgrund ist nicht glaubhaft gemacht. Voraussetzung dafür wäre, dass die einstweilige Verfügung zur Abwendung wesentlicher Nachteile für den Verfügungskläger notwendig ist. Dass wegen des Zeitablaufes ein endgültiger Rechtsverlust droht, reicht hierfür nicht aus. Es ist vielmehr bei der Durchsetzung eines Beschäftigungsanspruchs eine Interessenabwägung vorzunehmen, die nur bei einem unstreitigen Anspruch dazu führt, dass das Interesse des Arbeitnehmers überwiegt (LAG Hamm v. 23.4.2008, 10 SaGa17/08). Ist das nicht der Fall, muss der Arbeitnehmer glaubhaft machen, dass er auf die Weiterbeschäftigung zur Abwendung wesentlicher Nachteile dringend angewiesen ist. Vorliegend besteht keine überwiegende Wahrscheinlichkeit dafür, dass die Nichtbeschäftigung des Verfügungsklägers im Zeitraum 20. April bis 30. Juni 2009 sein berufliches Fortkommen ernsthaft beeinträchtigen wird. Zwar mag es zutreffen, dass die Tätigkeit im Geschäftsbereich Valuation ein sehr gut ausgebildetes und aktuelles Kontakt- und Beziehungsnetzwerk zu einer Vielzahl von nationalen und internationalen Marktteilnehmern und den Zugang zu nichtöffentlichen Informationen über Transaktionen erfordert. Das Gericht hält es aber auch unter Berücksichtigung einer möglichen Schnelllebigkeit in diesem Bereich nicht für überwiegend wahrscheinlich, dass in einem Zeitraum von knapp drei Monaten ein aufgebautes Kontakt- und Beziehungsnetzwerk verloren geht. Ein Interesse des Verfügungsklägers am Zugang zu nichtöffentlichen, also nur der Verfügungsbeklagten zugänglichen Informationen kann dabei nicht berücksichtigt werden, weil die Verfügungsbeklagte ihrerseits ein berechtigtes Interesse daran hat, den Verfügungskläger von solchen Informationen auszuschließen. Dass dem Verfügungskläger bei Untätigkeit in dem fraglichen Zeitraum seine Fähigkeiten und Kenntnisse abhanden kommen, ist nicht ersichtlich.

2.

Der Verfügungskläger hat gegen die Verfügungsbeklagte einen Anspruch auf Unterlassung der Verbreitung der streitgegenständlichen Behauptung gemäß §§ 823 Abs. 1, 1004 BGB i.V. m. Art. 1 Abs. 1 GG. Bewusst wahrheitswidrige ehrverletzende Tatsachenbehauptungen sind rechtswidrig. Die Behauptung ist unwahr, das Vertragsverhältnis mit dem Verfügungskläger wurde nicht mit sofortiger Wirkung aufgehoben. Sie ist auch ehrverletzend, denn die herauszulesende fristlose Kündigung ist grundsätzlich nur aufgrund eines vertragswidrigen Verhaltens eines Mitarbeiters möglich, so dass der Empfänger der Mitteilung zwangsläufig auf ein solches Verhalten des Verfügungsklägers schließen muss. In welchem Zusammenhang die Äußerung erfolgte, ist dabei unerheblich, denn die E-Mail richtete sich an alle Mitarbeiter der Verfügungsbeklagten, die nicht alle die Abschiedsrede des Verfügungsklägers gehört hatten. Die erforderliche Wiederholungsgefahr ist aufgrund der vorangegangenen rechtswidrigen Beeinträchtigung zu vermuten und von der Verfügungsbeklagten nicht widerlegt. Das Mitteilung, die Äußerung werde schon deshalb nicht mehr getätigt werden, weil der Vorgang schon allgemein bekannt sei, reicht nicht aus, denn auch dann ist denkbar, dass über den Vorgang weiter gesprochen wird und die Geschäftsführer der Verfügungsbeklagten die Behauptung wiederholen.

Die Entscheidung über die Androhung eines Ordnungsmittels beruht auf § 890 ZPO. Die prozessualen Nebenentscheidungen folgen aus §§ 92 Abs. 1 S. 1, 708 Nr. 6 und 11, 711 ZPO.

Riesenhuber

Ausgefertigt

Hanke
Justizangestellte

LANDGERICHT BERLIN

TRANSLATION

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Created on 05/06/2009

[stamp:]
CMS Hasche Sigle
ATTORNEYS AT LAW TAX COUNSELOR
HK May 8, 2009
FRANKFURT/MAIN EB

File number	Case number	Authorized person	Phone no.	Fax no.	Date
35 O 146/09	2002/03315		335	518	05/06/2009

Ladies and Gentlemen,

In the matter of

Buhlemann ./. CB Richard Ellis GmbH

you are hereby receiving the enclosed document(s).

Kind regards,

By the order of
Hanke
Judicial employee

This letter has been prepared by means of information technology and is valid without signature.

[stamp:]
Due date____________
Period VF: 05/29/2009 / 07/01/2009
FA: 06/08/2009 / 07/08/2009
Date/written by:
05/08/09 fsw
Other:

ZP 550

Official Copy

[stamp:]
CMS Hasche Sigle
ATTORNEYS AT LAW TAX COUNSELOR
May 8, 2009
FRANKFURT/MAIN

Berlin District Court
On behalf of the people
Judgment

File number: 35 O 146/09

delivered on: 04/28/2009
Kunze
Judicial employee

In the matter of

Mr. Ulf Buhlemann,
Torstrasse 138, 10119 Berlin,

Plaintiff,

- Counsel(s):
Attorneys Pusch Wahlig Legal,
Dorotheenstrasse 54, 10117 Berlin, -

versus

CB Richard Ellis GmbH [Ltd.],
represented by president Martin Drummer,
Carsten Ape, Karsten Burbach, Philip George Emburey,
Heiko Fischer, Fabian Huether, Fabian Klein,
Rainer Knapek, Kai Uwe Koopmann, Michael Mikulicz,
Burkhard C. Plesser, Peter Schreppel, Stefan Striedl,
Mike Strong and Jacob Volkerts,
Bockenheimer Landstrasse 24, 60323 Frankfurt,

Defendant,

- Counsel(s):
Attorneys CMS Hasche Sigle,
Barckhausstrasse 12-16, 60325 Frankfurt, -

In the oral court proceeding of 04/21/2009, District Court Judge Riesenhuber of the 35 Civil Division of the Berlin District Court located at Berlin-Charlottenburg, Tegeler Weg 17-21, 10589 Berlin

has ruled:

1. The Defendant is prohibited from disclosing, directly or indirectly, to its employees or to third parties that there has been a breach of contract. In any case, the Defendant shall be imposed upon administrative fines of up to €250,000, or alternatively will be subject to a jail sentence of up to 6 months for contempt of court.

2. In addition, the application for a preliminary injunction is hereby denied.

3. The Plaintiff shall bear 94% and the Defendant will bear 6% of the litigation costs.

4. The judgment is provisionally enforceable. The parties can avoid the enforcement of the judgment by providing a security, if the other party does not provide a security prior to enforcement.

Facts of the case

Pursuant to the cancellation provisions of the managerial employment contract, the Plaintiff demands that the Defendant reinstate the Plaintiff in his employment and withdraw the statement that the Plaintiff's immediate termination was effective.

Pursuant to an employment contract dated August 25/27, 2003, which has been enclosed as Appendix AS 1 d. A., the Plaintiff has been employed by the Defendant since September 15, 2003 as an authorized representative and head of the valuation department (real estate evaluation) in the defendant's Berlin branch. The Defendant is part of the CB Richard Ellis Inc. corporate group, which is a company listed on the USA stock exchange. In 2008, the valuation department had approximately 50 employees and had revenues of around €13 million.

In November of 2006, the Plaintiff, while maintaining his managerial responsibilities with the Defendant for which he earned an annual income of €125,000, was offered a commission. The parties entered into an managerial employment contract which is enclosed as Appendix AS 3d. A.
In section 2, paragraph 1 of the contract, the parties have agreed that the contract could be cancelled with a 3-month notice before the end of the month. Pursuant to section 2, paragraph 2,

the Defendant was obligated to release the Plaintiff from his remaining employment obligations if the latter cancelled the contract. The Defendant has included this clause in other managerial employment contracts. Pursuant to section 12, paragraph 5 of the managerial employment contract, the Plaintiff was to be released from all of his previous obligations, including those arising under previous employment contracts. Section 12, paragraph 7 contains an arbitration agreement, which is enclosed as "Attachment Arbitration Agreement." In 2007, the commissions constituted 82% of the Plaintiff's total compensation.

In February of 2006, pursuant to an Ethics and Compliance program, the parent company issued a "Standard of Business Conduct Manual" for Europe (hereinafter referred to as "Code of Conduct") and forwarded it to the employees together with a letter written by Michael Strong, the Chairmen for Europe. Thereafter, the employees were supposed to always behave "in an ethical manner" and were to report any concerns, even with respect to financial issues or accounting matters. The document sets forth the details of the approaches that an employee should take under such circumstances. The manual further provided that no retaliatory measures would be tolerated. The aforementioned manual is enclosed as Appendix AS 4 d. A.

Between the time period of September and November 2008, the management of the Defendant created a so-called business plan for 2009. The Plaintiff predicted that the revenues would be €12.5 million in 2009 provided that nine more employees were hired and if software investments were made. Koopman, the person responsible for the finances of the Defendant, and Drummer, the chairman of the management board, created a business plan for the European, Middle Eastern and African branches of the England-based enterprise. This plan predicted that the revenues would be €12.5 million and that software investments would not result in any additional costs. In an email dated November 14, 2008 addressed to Drummer, which is enclosed as Appendix AS 5d.A., the Plaintiff indicated that the proposed revenues could only be realistically attained if nine new employees were hired because that was the only way to gain more market share. The Plaintiff indicated that without the nine new hires, the revenues could not be more than €10 million. He recommended that the business plan should be adjusted accordingly. The Plaintiff conveyed the same information in an email dated November 20, 2008 addressed to the head of the London Embury branch; this email is enclosed as Appendix AS 6 d.A. In an email dated November 26, 2008, Drummer notified the Plaintiff that consent had been given initially to the creation of three of the nine planned additional positions and that further employment decisions would be made after the first quarter. This email is attached as Appendix AS 7 d. A.

The Plaintiff responded to this email on the same day, saying that such decision was a viable compromise if the revenue projections were adjusted accordingly (Appendix AS 8 d. A.). In an email dated November 27, 2008 (Appendix AS 9 d.A.), Drummer informed the Plaintiff that the budget could not be modified since the numbers had already been submitted to the corporate headquarters in the USA. In response, the Plaintiff declared on the same day that he could not comprehend why inconsistent and unrealistic revenue projections would be utilized and that he wanted to have nothing to do with that decision. He stated that, as a responsible MD, he "wanted to distance himself from these numbers very officially" (Appendix AS 10 d. A.). Drummer responded to that on November 27, 1008 [translator's note: the source document contains an evident error, the correct year should be 2008], inquiring whether this should be interpreted as a notice of termination of the employment contract by the Plaintiff (Appendix AS 11 d. A.). In January of 2009, the London management office sent out another draft of the 2009 business plan, which contained suggestions for modification with respect to various business divisions. A €11.25 million was projected for the valuation division. The projection did not include software investments or any additional positions. During a conversation on January 13, 2009, the Plaintiff recommended that the projected revenues be reduced to €10 million. Drummer objected to that. He insisted on sticking to the plan. The Plaintiff reiterated his opinion in a teleconference on January 22, 2009. In an email dated February 4, 2009, which is enclosed as Appendix AS 12 d. A., Koopmann informed the Plaintiff and other employees of the Defendant that the approved UK/USA budget would undergo further modifications. In an email dated February 13, 2009, the Plaintiff notified Drummer that he continued to be in disagreement with the business plan because he believed that the projected €11.25 million was totally unrealistic. The entire content of the email is attached as Appendix AS 13 d. Drummer responded on the same day, saying that while the Plaintiff's concerns had been noted, the revenue numbers could only be reduced by commensurate cost savings. He added that it was not possible to make any changes. The email goes on to state:

"I know that you are not conforming to this, therefore, we ask you once again to handle the issue in a way so that we can come to a final conclusion – we either cooperate or not, there is no middle ground. On Tuesday, we will have a meeting in order to find a final solution and thereafter I will report to the UK on Wednesday, either way."

The content of the email is enclosed as Appendix AS 14 d.A.

In an email dated February 10, 2009, the Plaintiff notified Laurence Midler, the general council of CB Richard Ellis Inc., that in his opinion the Code of Conduct had been violated by the unjustifiably high revenue projection for the valuation division. Thereafter, Midler announced that he would look into the matter (Appendix AS 15 d. A.). In an email dated February 13, 2009, Koopmann notified the plaintiff that the revenue projection would be reduced by €1 million, which would result in a total cost reduction of €345,000. On March 3, 2009, Koopmann declared that the Defendant's business plan had not yet been approved. The entire content of the email is enclosed as Appendix AS 17 d. A.

In an email dated March 17, 2009, which is enclosed as Appendix AS 18 d. A., the Plaintiff was notified that the Defendant company had decided to terminate the Plaintiff's services as a managing director on the same day effective immediately and that the managerial employment contract would be terminated on June 30, 2009. The Plaintiff was discharged and was asked to return all keys and other devices to the Defendant and to remove all his personal belongings from the premises. In an email composed the same day and addressed to all of the Defendant's employees, Drummer stated, among other things:

"Today we terminated Ulf Buhlemann's employment effective immediately."

The entire content of the email is enclosed as Appendix AS 19 d. A.

In a letter dated March 25, 2009 written by his attorney, which is enclosed as Appendix AS 20 d., the Plaintiff demanded that the Defendant promptly notify him of the grounds of his termination. In addition, he objected to his termination and requested that be employed as the head of the valuation department at least until the expiration of the termination period. In a letter dated March 27, 2009 (Appendix AS 21 d. A.), the Defendant declined to continue the employment of the Plaintiff.

The Plaintiff alleges:

Under his supervision, the valuation department has become the most profitable division of the Defendant despite the fact that when he took charge of the department, there were only four employees and the division had slight significance in the German market.

In the past, his revenue projection had always been taken account for the purposes of business plans. By January of 2009, it had become clear to him that false numbers had been deliberately sent to the headquarters because the projected revenues could not be reached. The projections were higher than what would have been reasonably projected by a knowledgeable sales person. The inflated revenue projections had only been corrected when he brought the matter into Midler's attention.

Drummer's emails of November 27, 2008 (Appendix AS 11 d.A.) and of February 8, 2009 (Appendix AS 14 d. A.) had threatened to terminate his employment.

It had been brought into his attention that his professional reputation and market value was at stake. His job required a very well trained and up to date network of contacts and relationships with a large number of domestic and international market participants and access to non-public information about transactions. His exclusion for a period of three months would result in a discontinuation for such an informational and relationship network.

It is the Plaintiff's view that:

Pursuant to section 1.2, paragraph 1 of the GG, he is entitled to be employed as the head of the valuation department. According to the Plaintiff, a manager can and, moreover, is obliged to demand to be reinstated in his executive role if he does not wish to terminate his employment contract.

Pursuant to section 307(1), paragraph 2, subparagraph 1 of the BGB (Bürgerliches Gesetzbuch [*German Civil Code]*), the indemnification clause is invalid because it is inconsistent with a fundamental idea, and namely, the right to employment. This can only be deviated from if the Defendant raises a legitimate interest.

The interests of the Defendant do not outweigh the legitimate interests of the Plaintiff since the latter has been successful in his position as the head of the division. The termination of his employment is evidently invalid due to the breach of the Code of Conduct's prohibition against retaliation because he was fired because he had insisted on complying with the internal procedures and had repeatedly objected to the deliberate reporting of entirely unrealistic revenue projections. Due to the circumstances surrounding the management of London branch, he was forced to report the incident to the next highest authority. This was Midler, the Chief Compliance Officer.

Thus, the Plaintiff should prevail because otherwise his rights would be forfeited and there is a risk that he would lose his valuable contacts and information.

In addition, pursuant to section 823, article 2, 1004, paragraph 1, p. 2 which is analogous to article 1, section 1, 2, paragraph 1 GG of the BGB, the Plaintiff requests to be immediately reinstated in his position.

The Plaintiff moves

1. that the Defendant be ordered by way of temporary injunction to continue to employ the Plaintiff effective April 20, 2009, through the end of June 30, 2009, as the head of the Valuation Department Germany (Head of Valuation Germany) - but not in the position of a legal representative - in accordance with the employment agreement dated November 10, 2006,

2. that the Defendant be prohibited from disclosing to its employees or to any third party, directly or indirectly, any information regarding the immediate termination of the employment contract and the imposition of administrative fines of up to €250,000, or alternatively a jail sentence of up to 6 months for contempt of court.

The Defendant contends

The fact that the Valuation Department operates a successful business is not substantially attributable to the actions of the Plaintiff. According to the Defendant, a large portion of the sales revenue consists of business orders and placements arising from the group. The Defendant points out that a great deal of business also comes as a result of its – the Defendant's – level of recognition in the real estate sector. In the Defendant's view, the Plaintiff only contributed to this slightly. In recent months, according to the Defendant, there have been repeated differences of opinion between its general managers and the Plaintiff concerning the direction of the business, personnel organization, manner of communication and future sales revenue and earnings expectations

The termination was therefore an entrepreneurial decision and not a retaliatory measure, according to the Defendant. It had nothing to do with the occurrences in respect of the design of the business plan. Drummer's statements in this context were irrelevant because he was not responsible for the termination of the managerial employment contract. In addition the Code of Conduct had a different goal orientation than that submitted by the plaintiff. It was a matter of adherence to legal provisions and giving correct details in the case of publication obligations. On the other hand, the business plan only had the role of internal planning stipulations whose realization could not be predicted. It was not used in relation to the outside world and was not the basis for representing its - the defendant's - financial position. Therefore it did not concern its financial circumstances in the spirit of the Code of Conduct. The managers did not have any right to be consulted in its determination – their opinions were only heard.

The sales projections in the 2009 Business Plan were accurate. The plaintiff's estimate of the sales to be expected was wrong. His concerns were taken into account through the reduction in the projected sales to 11.25 million Euro. This was exactly within the stipulations of the plaintiff in the e-mail of 20 November 2008 (Annex AS 6 d A.) In autumn 2008 orders of considerable magnitude had already been in place and so it was realistic to achieve this figure. The research carried out according to the Plaintiff's notification had shown that there was no infringement of the Code of Conduct.

The validity of the Code of Conduct was not agreed upon by the parties. This already excludes the requirement of the written form pursuant to Article 12 paragraph 3 of the managerial employment contract.

The Plaintiff was only responsible for the management of the Department of Valuation within the scope of his managerial work. It was not possible for him to be employed outside the duties of manager. The clause in Article 2 paragraph 2 of the managerial employment contract is effective. There were no General Business Conditions because the managerial contract was intensively negotiated between the parties from December 2005 to August 2006. The clause was also included in contracts between a company and its bodies in a usual and standard manner so as to take account of the elevated position of the manager as a legal representative of the company and to prevent the manager - after receiving a dismissal order – from continuing to represent the company while no longer wholeheartedly supporting the interests of the company. Moreover it is in the interests of the company to prevent the manager from having further access to sensitive information or being able through contacts with clients to build up his own network that he could later use to the disadvantage of the company. This did not detract from the interests of the manager because it could be detrimental to his reputation in particular if he no longer worked as a manager and only as an employee.

The Plaintiff, immediately after receiving notice of termination, gave a farewell address to his team in Frankfurt, informing them in it that he was leaving the Defendant's company, effective immediately. Drummer's e-mail of the same date was a reaction to this address. In it he only wished to provide notice that the Plaintiff was released from his duties with immediate effect. This was not a defamatory statement. There was no risk of a repeat.

In relation to the further details of the facts of the case and status of the dispute, reference is made to the submitted content of the documents exchanged together with the annexes and the session record of April 21, 2009.

Reasons for the decision

The Plaintiff's application for the order of a temporary injunction is admissible. In particular the arbitration agreement between the parties pursuant to § 1033 ZPO is not contrary to this. The application is however only justified with respect to the application under 2 and is not justified with respect to the remainder.

1.

a.

The injunction claim necessary for the issuing of a temporary injunction is not a given fact. According to the findings' options available in the summary procedure there is no overriding probability that the Plaintiff has a claim against the Defendant for continuing employment until the expiry of the notice of termination period.

The employee's claim for actual employment derives, as part of his personal rights pursuant to § 242

BGB, from the value decisions of Art. 1, 2 GC (BAG NJW 1985, 2968) that are fundamental to the entire legal order. The manager of a limited liability company is however not an employee but is self-employed within the scope of his employment contract. Nor did the Plaintiff, after the termination of the managerial employment contract, become an employee again. Certainly it is partly presumed that when a previously appointed employee is nominated as a manager the employment contract is suspended and when he is removed from his position it is reactivated again because it can be assumed that the manager would not simply wish to surrender the protection of his livelihood that he has attained through his employment contract (Scholz/Schneider GmbHG § 35 Rn. 159d). However this depends on the will of the parties (BAG NZA 87, 845). In this case the parties expressly agreed in the managerial employment contract that an earlier employment contract should be revoked.

A manager of a limited liability company also has in principle a claim to employment within the scope of his employment contract. This is because the claim to employment also applies to freelance employees if they are dependent on working constantly in their profession in order to maintain competencies and skills (Higher Regional Court of Brandenburg of 11/27/2007, 6 U 11/07; Münchner Handbuch des Gesellschaftsrechts (Munich Handbook of Corporate Law)/Marsch-Barner/Diekmann 2nd ed. Vol. 3 § 43 Rn. 21). In this case the Defendant was however allowed to release the Plaintiff – on the basis of Article 2 paragraph 2 of the managerial employment contract - from his duties until the expiry of the notice of termination period. The clause is effective. This is a General Business Condition in the spirit of § 305 sec. 1 p. 1 BGB since the clause was stipulated by the Defendant. General Business Conditions also apply if the opposing business party has the opportunity to inspect it and is allowed to delete clauses or choose between various contractual conditions (Palandt/Heinrichs, BGB, 68th edition, § 305 Rn. 12; Ulmer AGBG 10th ed. § 305 Rn. 48). Individual agreements in the spirit of § 305 sec. 1, p. 3 BGB are then only in place if the contractual conditions are negotiated in detail. The Defendant has not submitted this to the court. Pursuant to § 307 sec. 1 p. 1 BGB, conditions in the General Business Conditions are ineffective if they inappropriately disadvantage the contractual partner of the user contrary to the absolute requirements of good faith. Inappropriate disadvantaging must, pursuant to § 307 sec. 2 BGB, be assumed to be in doubt if a condition with essential fundamental concepts of the legal regulations from which there has been a deviation cannot be agreed upon or if a condition so limits essential rights and duties arising from the nature of the contract that the achievement of the contractual purpose is put at risk. In the case of the examination of appropriateness, the model function of § 307 sec. 2 no. 1 BGB must be attributed to the general employment claim. Therefore general, limitless release from work clauses are only admissible to a narrowly restricted extent (Henssler et. al. / Thüsing § 611 BGB Rn. 178). However there is no such clause here. Rather, release from duties is only prescribed in the case of termination. In such a case an employee is not inappropriately disadvantaged contrary to the requirements of good faith because in the case of termination, the interests of the employee must be regarded as generally of lesser value than in the case of a continuing employment contract that is still to last for an indefinite period. In addition the employer is at the same time subject to the fairness test of § 315 sec. 1 BGB even if this is not expressly provided for in the release from work clause because in this case the validity-maintaining clause has to be reduced (State Industrial Court Munich of 05/07/2003, 5 Sa 297/03). In this case there is the added factor that for managers, as for the Plaintiff, there is in principle in the case of termination of the employment contract a certain interest - based on practical reasons - on the part of the employer in the release from duties (State Industrial Court Munich, op. cit.). This also applies to managers of a limited liability company because in the case of termination the company can develop an interest in non-employment arising from the interests of secrecy and protection against competition (Ulmer/Paefgen GmbHG § 38 Rn. 117; Münchner Handbuch des Gesellschaftsrechts op. cit.).

The Plaintiff was unable to make credible to the court that his release from duties pursuant to § 315 sec. 3 p. 1 BGB is ineffective because of a lack of fairness. An assessment of performance is considered fair if the person entitled to determine this comprehensively analyses and weighs up the factors in the interests of both contractual parties, taking into consideration all the actual circumstances (MünchKomm BGB Gottwald 5th ed. § 315 Rn. 31). In this case the Defendant submitted that after the termination of the plaintiff's contract it had a justifiable interest in preventing the plaintiff from having further access to sensitive information or being able, through contacts with clients, to build up his own network which he could later use to the Defendant's disadvantage. From this submission it follows that the Defendant appropriately considered the essential circumstances of the case and the interests of both parties. An interest of the Defendant worthy of protection that outweighs the interests of the plaintiff is not a prerequisite for fairness. Rather it suffices if there is at least a practical reason for the release from duties because the person entitled to make the assessment is permitted to go to the limit of his scope for discretion as delineated by fairness (State Industrial Court Munich op. cit.). A different stipulation would then only apply if the termination were obviously ineffective. Because then there would exist a claim to continuing employment which would exclude the release from duties. Obvious ineffectiveness does however only apply if already from the employer's own submission without the collection of evidence and without there being scope for judgment, the ineffectiveness of the termination comes to the mind of every expert. The ineffectiveness of the termination must come to light and be obvious from a legal and factual perspective without any reasonable doubt (State Industrial Court Berlin-Brandenburg of 05/09/2008, 13 SaGa 739/08). This is not the case.

The release of the Plaintiff from his duties is also not ineffective on account of an infringement of the Code of Conduct. Here it can remain an open question whether its validity has been agreed upon between the parties with effect and what influence it has on the relationship between the parties. Because it has not been made credible to the court that this is a case of a disciplinary measure in the spirit of the Code of Conduct. According to the uncontradicted submission of the Defendant, the release from duties of managers who have been removed from office is a usual and standard procedure, instituted in order to prevent the manager who has been removed and dismissed from continuing to represent the company and having further access to sensitive information. In consequence this is already not a case of a special measure only affecting and disadvantaging the Plaintiff. Added to this is the fact that the Defendant made it credible to the court that there had already for several months been differences of opinion between the Plaintiff and the other managers so that another reason for the release from duties other than just a disciplinary measure is also conceivable. Essential for it to be assumed to be a disciplinary measure would also be that the release from duties would have to be regarded as a reaction to the conduct of the defendant in connection with the business plan. This would only have to be affirmed if this conduct had not only been part of the cause in some way but also the main motivation of the Defendant (Henssler et. al./Thüsing § 612a BGB Rn. 10). Here there is no close time connection that could provide initial evidence of this being a punitive measure (Henssler et. al. op. cit. Rn. 35). It has not been made credible to the court that for the plaintiff differences in respect of the extent of sales to be expected or even the notification of the Chief Compliance Officer of such differences can be a significant motive for a punitive measure. It is already doubtful whether such differences represent a circumstance at all that must be reported in the spirit of the Code of Conduct. Indeed, according to the Code of Conduct, the employees must immediately inform the Defendant of doubts with respect to the disclosure of financial conditions, accounting, internal inspection or auditing. However the business plan only contains a sales projection. Inherently such projections do not claim to be binding, for the sales depend on various circumstances that are also imponderable. They are therefore ultimately subject only to an estimate and are not binding, neither internally nor externally. In any case the extent to which the deviating estimate of the Plaintiff was the cause of the disciplinary measure cannot be determined since his concerns had in any case partly been taken into consideration as initially three new positions were created and then the reduction of the estimated sales to 11.25 million Euro was proposed. On the basis of the statements of Drummer, "Collaboration or none, there can be nothing in between" and "Is that your notice to leave?", it cannot be concluded that the release of the Plaintiff from his duties is a reaction to his conduct. Because these statements were obviously made in the course of Drummer's annoyance about the obstinacy of the Plaintiff and do not contain, for instance, a threat to dismiss him.

b.

No injunction grounds necessary pursuant to § 940 ZPO for the issuing of a temporary injunction have been made credible to the court. The prerequisite for this would be that the temporary injunction is necessary to avert significant disadvantages for the Plaintiff. The fact that because of the expiry of time there is the threat of an ultimate legal loss does not suffice for this. Rather, in the assertion of a claim to employment it is essential to weigh up the interests which only in the case of an uncontested claim lead to the interests of the employee predominating (State Industrial Court Hamm of 04/23/2008, 10 SaGa17/18). If this is not the case, the employee must make credible to the court that he is urgently dependent on continuing employment to avert significant disadvantages. In this case there is no overriding probability that the non-employment of the Plaintiff during the period from April 20 to June 30, 2009 will seriously impair his professional advancement. It may certainly be true that work in the business field of Valuation requires a very well trained and up to date network of contacts and relationships with a large number of domestic and international market participants and access to non-public information about transactions. The court , however, even taking into consideration a possible rapidity of action in this field, does not regard it as overridingly probable that in a period of just three months a contact and relationship network that has been built up will be lost. An interest of the Plaintiff in access to non-public information, i.e. to information only accessible to the Defendant, cannot be taken into account here because the Defendant on its part has a justifiable interest in excluding the Plaintiff from such information. The Plaintiff's loss of his competencies and knowledge by not working in the period in question is not obvious.

2.

The Plaintiff made a claim against the Defendant in relation to refraining from disseminating the assertion that is the object of the dispute, pursuant to §§ 823 sec. 1, 1004 BGB in conjunction with Art. 1 sec. 1 GG. Consciously defamatory assertions of facts that are contrary to the truth are illegal. The assertion is untrue – the contractual relationship with the Plaintiff was not revoked with immediate effect. The assertion is also defamatory since the termination without notice that must be deduced from this is in principle only possible because of conduct on the part of an employee that infringes the contract, so that the recipient of the notice must inevitably conclude that the Plaintiff has behaved in such a way. It therefore is not significant in what context the statement was made since the e-mail was addressed to all the employees of the Defendant, not all of whom had heard the farewell address of the Plaintiff. The necessary risk of a repeat must be assumed because of the previous illegal prejudice and is not refuted by the defendant. The notification that the statement will no longer be made for the reason that the occurrence is already known to everyone, does not suffice, for even then it is conceivable that people will continue to talk about the occurrence and the managers of the Defendant will repeat the assertion.

The decision regarding the threat of a regulatory order is based on § 890 ZPO. The procedural secondary decisions follow from §§ 92 sec. 1 p. 1, 708 no. 6 and 11, 711 ZPO.

Riesenhuber
Issued
(signed)
Hanke
Judicial Employee [stamp:] DISTRICT COURT BERLIN